Exhibit 99.1

Second quarter financial measures:

EARNINGS PER SHARE (DILUTED) OF $1.15	NET INCOME OF $1,460 MILLION	RETURN ON EQUITY OF 18.6%	PRODUCTIVITY RATIO OF 53.7%	QUARTERLY DIVIDEND 55 CENTS PER COMMON SHARE

Scotiabank continues strong earnings and revenue momentum with net income of $1.46 billion in the second quarter

YEAR-TO-DATE PERFORMANCE versus key 2012 financial and operational objectives was as follows:
TARGETS
1	Earn a return on equity (ROE)(1) of 15 to 18%. For the six months Scotiabank earned an ROE of 19.1%.

2	Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-over-year growth in earnings per share was 7%.

3	Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 53.6% for the six months.

4	Maintain strong capital ratios. With a Tier 1 ratio of 12.2% and a tangible common equity (TCE) ratio of 9.4%, Scotiabank’s capital ratios remain strong by both Canadian and international standards.

(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 95 for details.

For more information on Scotiabank’s Investor Relations, scan the QR code (right) or visit scotiabank.com/investorrelations

Scotiabank reported second quarter net income of $1,460 million compared with net income of $1,621 million in the same period last year. The prior year results included non-recurring acquisition-related gains of $286 million and foreign currency-related gains arising from the conversion to IFRS of $77 million. Excluding these non-recurring gains, year over year, net income grew 16%.

Diluted earnings per share were $1.15, compared to $1.39 in the same period a year ago. Last year’s earnings per share benefited 33 cents per share from the non-recurring gains. Return on equity remained strong at 18.6%. A dividend of 55 cents per common share was announced.

“We are very pleased with the strong performance of all of our business lines,” said Rick Waugh, Scotiabank President and CEO. “Our continued focus on sustainable and diversified revenues in high-growth markets, together with ongoing cost-containment initiatives are contributing to solid growth in earnings.

“With net income of $461 million, an increase of 23%, Canadian Banking continued its strong contribution to the overall Bank results. Revenues increased from higher net interest income as a result of solid asset growth. Lower provisions for credit losses and expense discipline across the business also contributed to these results.

“Net income in International Banking was a solid $448 million, an increase of 14% this quarter. Our investments in the higher growth markets in Latin America and Asia continue to provide meaningful contributions to both the retail and commercial banking businesses. In addition, this quarter also includes the earnings from our most recent acquisition in Colombia, Banco Colpatria.

“Excellent performance in our Canadian mutual fund business combined with ongoing strength in our global insurance enabled Global Wealth Management to achieve net income for the quarter of $298 million. Our core results were up strongly compared to the same quarter last year. DundeeWealth continues to contribute to these positive results.

“Global Banking and Markets reported strong net income of $387 million, a return to levels comparable to last year. Results across all our business platforms were good, with strong contributions from corporate and investment banking as well as from our client-driven capital markets businesses. This quarter we continued our select expansion strategy with the acquisition of the U.S. energy firm Howard Weil.

“Across our businesses, expense management remains an ongoing priority. This quarter, excluding the non-recurring gains, we had positive operating leverage.

“Our capital ratios remain strong. With solid and consistent internal capital generation and our recent issuance of common shares to fund acquisitions, our Tier 1 and TCE ratios increased significantly this quarter as we continue to build our capital base.

“Based on our strong performance in the first half of the year, we remain confident of achieving our goals and targets for 2012.”

FINANCIAL HIGHLIGHTS(1)

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Operating results ($ millions)
Net interest income	2,481	2,375	2,136	4,856	4,389
Net interest income (TEB(2))	2,484	2,380	2,141	4,864	4,399
Non-interest revenue	2,223	2,246	2,503	4,469	4,398
Non-interest revenue (TEB(2))	2,289	2,309	2,567	4,598	4,528
Total revenue	4,704	4,621	4,639	9,325	8,787
Total revenue (TEB(2))	4,773	4,689	4,708	9,462	8,927
Provision for credit losses	264	265	270	529	545
Operating expenses	2,565	2,507	2,395	5,072	4,644
Provision for income taxes	415	413	353	828	728
Provision for income taxes (TEB(2))	484	481	422	965	868
Net income	1,460	1,436	1,621	2,896	2,870
Net income attributable to common shareholders	1,336	1,343	1,528	2,679	2,685
Operating performance
Basic earnings per share ($)	1.18	1.23	1.42	2.41	2.53
Diluted earnings per share ($)	1.15	1.20	1.39	2.36	2.47
Adjusted diluted earnings per share(2) ($)	1.18	1.23	1.41	2.41	2.51
Return on equity(2) (%)	18.6	19.8	25.7	19.1	23.1
Productivity ratio (%) (TEB(2))	53.7	53.5	50.9	53.6	52.0
Core banking margin (%) (TEB(2))	2.37	2.25	2.30	2.31	2.35
Banking margin on average total assets (%) (TEB(2))	2.14	2.03	2.09	2.09	2.14
Financial position information ($ millions)
Cash and deposits with banks	67,622	52,891	63,352
Trading assets	94,214	88,086	88,618
Loans	345,066	341,226	311,577
Total assets	659,690	637,055	590,695
Deposits	460,907	451,609	419,501
Common equity	30,566	28,112	24,641
Preferred shares	4,384	4,384	4,384
Assets under administration(3)	318,201	310,789	305,740
Assets under management(3)	108,661	106,004	105,944
Capital measures(4)
Tier 1 capital ratio (%)	12.2	11.4	12.0
Total capital ratio (%)	14.0	13.2	13.9
Tangible common equity to risk-weighted assets(2) (%)	9.4	8.5	9.3
Assets-to-capital multiple	17.5	17.7	17.6
Risk-weighted assets ($ millions)	252,862	253,075	222,304
Credit quality
Net impaired loans ($ millions)	2,021	1,914	2,248
Allowance for credit losses ($ millions)	2,713	2,750	2,639
Net impaired loans as a % of loans and acceptances	0.57	0.55	0.70
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.30	0.32	0.36	0.31	0.36
Common share information
Share price ($)
High	57.18	56.95	61.28	57.18	61.28
Low	50.22	47.54	56.25	47.54	52.11
Close	54.80	51.53	57.69
Shares outstanding (millions)
Average – Basic	1,134	1,091	1,078	1,112	1,061
Average – Diluted	1,168	1,125	1,113	1,147	1,097
End of period	1,141	1,103	1,082
Dividends per share ($)	0.55	0.52	0.52	1.07	1.01
Dividend yield(5) (%)	4.1	4.0	3.5	4.1	3.6
Market capitalization ($ millions)	62,545	56,840	62,434
Book value per common share ($)	26.78	25.49	22.78
Market value to book value multiple	2.0	2.0	2.5
Price to earnings multiple (trailing 4 quarters)	12.1	10.8	12.8
Other information
Employees	80,932	77,302	73,558
Branches and offices	3,115	3,116	2,853
(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except for capital resources reflect the adoption of IFRS.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Comparative amounts have been restated to reflect intercompany relationships.
(4)	Prior period capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(5)	Based on the average of the high and low common share price for the period.

2    Scotiabank Second Quarter Report 2012

Contents

4	Notable Business Highlights
Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	10	Risk management
	15	Regulatory developments
	15	Financial position
	15	Capital management

	16	Common dividend
	16	Financial instruments
	17	Selected credit instruments
	17	Off-balance sheet arrangements
18	Accounting Policies and Controls
	18	Accounting policies and estimates
	20	Future accounting developments
	21	Changes in internal control over financial reporting

	21	Related party transactions
21	Outlook
22	Business Segment Review
28	Quarterly Financial Highlights
29	Share Data
30	Condensed Interim Consolidated Financial Statements
35	Notes to Condensed Interim Consolidated Financial Statements
95	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank’s 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2012    3

2012 Objectives

Scotiabank’s Balanced Scorecard

Financial

•	Return on equity of 15 - 18%

•	Earnings per common share growth of 5 - 10%*

•	Maintain strong capital ratios

*	Excluding $286 million of acquisition related gains reported in the second quarter of 2011.

People

•	High levels of employee engagement

•	Enhanced diversity of workforce

•	Advancement of women

•	Leadership development

•	Collaboration

Customer

•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

Operational

•	Productivity ratio of <58%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility

Q2 2012 Notable Business Highlights

Recent initiatives

•

In March, Scotiabank launched the new ScotiaHockey NHL Visa in Canada enabling hockey fans to support their favourite NHL team by personalizing their card with any one of 30 NHL team designs or the NHL Shield.

•	The SCENE program celebrated five years of movie rewards. In the five years, more than 3.5 million SCENE members have earned over 15 billion points, the equivalent to 15 million free movies.
•

Scotiabank acquired Howard Weil Incorporated, a leading U.S.-based energy investment firm. Recognized as one of the top firms in the energy industry, Howard Weil focuses exclusively on the energy industry.

Recognized for success

•

On February 29 the Canadian Dealmakers awards recognized Scotiabank as the 2011 “Deal Team of the Year” based on transactions that include the acquisitions of Banco Colpatria in Colombia, DundeeWealth in Canada, and the announced transaction with Bank of Guangzhou in China.

•	On February 1, at the IR Magazine Canada Awards 2012, Scotiabank was presented with the “Best Investor Relations during a Corporate Transaction” award for the acquisition of DundeeWealth in 2011.

Serving customers

•

Multicultural Banking in Canada launched the Scotiabank StartRight Temporary Foreign Worker Loan Program for Tim Hortons’ Employees on March 6 as a new and unique Scotia Plan Loan for eligible Temporary Foreign Workers employed at Tim Hortons Franchises.

•

Scotiabank acted as Exclusive Financial Advisor to Pengrowth Energy Corporation on its strategic business combination with NAL Energy Corporation, a transaction valued at approximately $1.9 billion. Upon completion of the transaction, Pengrowth will be the second largest intermediate exploration and production company by production, and the fifth largest by enterprise value, in Canada.

•

In April, Scotiabank became the first bank in Latin America to launch TV banking. In partnership with Samsung, Scotiabank Peru launched an application that allows any customer to conduct their banking through any Samsung Smart TV.

•

Scotia iTRADE launched a new enhanced trading platform, as well as a new public website with many additional features and benefits, including full connectivity with Scotia OnLine to ensure customers have a consistent online trading and banking experience.

Scotiabank’s Bright Future program in action

•

Scotiabank made a donation to the University of Saskatchewan for bursaries and scholarships for Aboriginal students pursuing undergraduate and graduate business degrees at the Edwards School of Business.

•	Scotiabank announced an international youth award program – Scotiabank Bright Future Young Leaders – to recognize youth who make outstanding contributions to their communities.
•	Scotiabank donated 1,500 ‘kiddy-cricket’ kits. These equipment bags will help more than 45,000 kids in 1,500 schools play the game of cricket.

4    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Banking margin on average total assets (TEB)

The banking margin represents net interest income (on a taxable equivalent basis) on average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Scotiabank Second Quarter Report 2012    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the six months ended
TEB Gross up ($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$3	$5	$5	$8	$10
Other operating income	66	63	64	129	130
Total revenue and provision for taxes	$69	$68	$69	$137	$140

Transition to International Financial Reporting Standards

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board effective November 1, 2011. The accompanying condensed interim consolidated financial statements for the three months ended April 30, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting. Previously, the consolidated financial statements were prepared in accordance with Canadian GAAP (CGAAP). The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures. The notes to the condensed interim consolidated financial statements bridge prior financial statement disclosures under CGAAP and IFRS, and are designed to assist the reader in understanding the nature and quantum of differences between them.

For an overview of the impacts of the adoption of IFRS, including a description of accounting policies selected, refer to Note 3 – significant accounting policies and Note 32, First-time adoption of IFRS of the condensed interim consolidated financial statements. Note 32 includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.

In addition, further information on the transitional impacts is included on pages 83 to 89 of the Bank’s 2011 Annual Report.

6    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	May 29, 2012

Financial results

Scotiabank’s net income for the second quarter was $1,460 million, compared with $1,621 million for the same period last year and $1,436 million last quarter. Included in net income last year were non-recurring acquisition-related gains of $286 million and foreign currency-related gains arising from the conversion to IFRS of $77 million.

Diluted earnings per share were $1.15, compared to $1.39 in the same period a year ago. The non-recurring gains from the prior year amounted to 33 cents per share. Excluding these gains, diluted earnings per share were up 8% over last year.

Diluted earnings per share were down 5 cents per share from $1.20 reported in the first quarter. The prior quarter included a gain on sale of a real estate asset in Western Canada of 8 cents per share.

Return on equity remained strong at 18.6%, compared to 25.7% last year and 19.8% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended		For the six months ended
	Apr. 30, 2012 vs. Apr. 30, 2011	Apr. 30, 2012 vs. Jan. 31, 2012	Apr. 30, 2012 vs. Apr. 30, 2011
U.S./Canadian dollar exchange rate (average)
April 30, 2012	$0.994	$0.994	$1.008
January 31, 2012		$1.021
April 30, 2011	$0.974		$0.990
% change	2%	(3)%	2%
Impact on income:
Net interest income	$9	$(13)	$3
Net fee and commission revenues	3	(6)	(1)
Other operating income	1	(5)	–
Operating expenses	(2)	5	9
Other items (net of tax)	(2)	4	(2)
Net income	$9	$(15)	$9
Earnings per share (diluted)	$0.01	$(0.01)	$0.01
Impact by business line:
Canadian Banking	1	(2)	2
International Banking	4	(6)	1
Global Wealth Management	1	(1)	1
Global Banking and Markets	2	(4)	2
Other	1	(2)	3

Q2 2012 vs Q2 2011

Net income

Scotiabank’s net income was $1,460 million in the second quarter, a decrease of $161 million or 10% from the same period a year ago. Excluding the non-recurring gains recorded last year, net income was up $202 million or 16%. Recent acquisitions contributed $76 million to the year-over-year growth. The remaining increase was from higher net interest income, stronger trading revenues and growth in transaction-based fees. These increases were partly offset by the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) was up $65 million or 1% from the same quarter last year, despite the non-recurring gains reported last year. Excluding the non-recurring gains revenue grew by $457 million or 11%, of which acquisitions accounted for $254 million. The remaining growth was attributable to higher net interest income from asset growth, increased banking fees, stronger trading revenues, and higher insurance income.

Net interest income

This quarter’s net interest income (on a taxable equivalent basis) of $2,484 million was $343 million or 16% higher than the same quarter last year. This was attributable to diversified loan growth in International Banking as well as Canadian residential mortgages and consumer auto loans. International acquisitions accounted for $169 million of the increase in net interest income.

The core banking margin was 2.37%, up from 2.30% last year. The increase in the margin was primarily from higher-yielding assets in Colombia, Uruguay and Asia, partly offset by higher volumes of lower-yielding deposits with banks.

Net fee and commission revenues

Net fee and commission revenues of $1,577 million were up $50 million or 3% from the same period last year. The growth was attributable primarily to an increase in banking fees from higher credit card revenues, deposit services and commercial banking fees, in both the existing businesses and from recent acquisitions. Partially offsetting these increases were lower underwriting and advisory fees, and non-trading foreign exchange revenues.

Other operating income

Other operating income (on a taxable equivalent basis) was $712 million, down $328 million from last year’s $1,040 million,

Scotiabank Second Quarter Report 2012    7

MANAGEMENT’S DISCUSSION & ANALYSIS

due to the non-recurring gains recorded last year. Excluding these gains operating income was up $64 million over the same period last year. This increase reflected higher capital markets revenue mainly in precious metals, energy and equity businesses, increased insurance revenues and higher income from associated corporations. These increases were partly offset by lower gains in the fair value of non-trading financial instruments and a decline in net gains on investment securities due to higher writedowns.

Provision for credit losses

The provision for credit losses was $264 million this quarter, down $6 million from the same period last year. The year over-year decline was due primarily to lower provisions in Canadian Banking and in Global Banking and Markets, partly offset by higher provisions in International Banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses were $2,565 million this quarter, up $170 million or 7% from the same quarter last year, $140 million of which arose from acquisitions. The remaining growth was mostly in compensation-related expenses, which rose due to higher staffing levels, as well as increased premises and technology costs.

The productivity ratio was 53.7%, compared to 50.9% in the same quarter last year. Operating leverage year over year was negative 5.7%. However, adjusting for the impact of the non-recurring gains in 2011, operating leverage was positive 3.5%, reflecting the ongoing focus on controlling business expenses.

Taxes

The effective tax rate of 22.2% was up from 17.9% in the same quarter last year, substantially from the impact of the non-taxable acquisition-related gains and higher tax-exempt income last year. Partly offsetting these items was a reduction in the statutory tax rate in Canada and lower taxes in foreign operations.

Q2 2012 vs Q1 2012

Net income

Net income was $1,460 million, an increase of $24 million or 2% compared to the first quarter, which included a real estate gain of $94 million. There were solid contributions from recent acquisitions, higher wealth management revenues and increased income from associated corporations.

Total revenue

Total revenue (on a taxable equivalent basis) of $4,773 million was $84 million or 2% higher quarter over quarter. Excluding the real estate gain included in the prior quarter’s results, total revenue increased 4% from last quarter. Almost all of this increase was due to recent acquisitions. As well, there were higher wealth management revenues and increased income from associated corporations, though mostly offset by the negative impact of a shorter quarter.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,484 million, up $104 million or 4% from the previous quarter. This was attributable to recent acquisitions with higher-spread products, asset growth primarily in business lending and a higher core banking margin. These increases were partly offset by two less days in the quarter.

The core banking margin rose to 2.37% as compared to 2.25% last quarter. The higher margin was due to the acquisition in Colombia and a lower volume of lower-yielding deposits with banks.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,577 million was up $77 million or 5%. Acquisitions accounted for $61 million. The remaining growth was from higher wealth management fees. This growth was partly offset by lower-transactions based banking fees due to two less days in the quarter.

Other operating income

Other operating income (on a taxable equivalent basis) declined by $97 million or 12% to $712 million, primarily due to the real estate gain included in last quarter’s results. Quarter over quarter, there were increased contributions from associated corporations, mainly Thanachart Bank in Thailand.

Provision for credit losses

The provision for credit losses was $264 million this quarter, down $1 million from the prior quarter. The quarter-over-quarter decline in provisions was due primarily to lower provisions in Canadian Banking and Global Banking and Markets, substantially offset by higher provisions in International Banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Compared to the first quarter, operating expenses were higher by $58 million or 2%. Recent acquisitions contributed $93 million of the growth. Excluding acquisitions, there were reductions in most expense categories with lower salaries, advertising, business development, and communication expenses. There was also lower stock-based compensation due to the seasonally higher amounts in the prior quarter. Partially offsetting these reductions were higher performance-based compensation, premises and professional expenses.

8    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

The productivity ratio was 53.7%, compared to 53.5% in the previous quarter. Quarter over quarter, the operating leverage was negative 0.5%, or positive 2% excluding the real estate gain in the first quarter.

Taxes

The effective tax rate of 22.2% was substantially unchanged from 22.3% in the prior quarter.

Year-to-date Q2 2012 vs Year-to-date Q2 2011

Net income

Net income was $2,896 million, an increase of $26 million or 1% compared to the same period last year, despite the non-recurring acquisition-related and foreign exchange gains recorded in the same period last year. Excluding last year’s non-recurring gains and the real estate gain last quarter, net income was up 13%. The growth was due primarily to contributions from acquisitions, growth in net interest income, higher insurance revenues and lower provisions for credit losses. These items were partly offset by an increase in operating expenses and the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) of $9,462 million was up $535 million for the six month period or 6% higher compared to the same period last year. Excluding the non-recurring gains recorded in the first half of 2011 and the real estate gain in the first quarter, revenues were up by $854 million or 10% compared to the prior period. Acquisitions accounted for $274 million of the growth in total revenue. The remaining increases were due mainly to strong net interest income from asset growth and higher transaction-based fees. There was also stronger capital markets revenues in precious metals, equity and energy businesses and higher insurance income.

Net interest income

Net interest income (on a taxable equivalent basis) was $4,864 million for the six month period, up $465 million or 11% from the previous period. This was attributable to diversified loan growth in International Banking and in Canadian residential mortgages and consumer auto loans. The recent acquisitions in Colombia and Uruguay also contributed to the growth in net interest income. These increases were offset by a lower core banking margin.

The year-to-date core banking margin was 2.31%, down slightly from 2.35% for the same period last year. The decline in the core banking margin was due to higher volume of deposits with banks, partially offset by the acquisition in Colombia.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $3,077 million were up $306 million or 11%. The growth was attributable primarily to wealth management revenues which were up $196 million, from both acquisitions and underlying businesses. The remaining growth was from higher credit card and other transaction-based banking revenues and increased lending fees, from existing operations and acquisitions. These increases were partly offset by lower underwriting fees.

Other operating income

Other operating income (on a taxable equivalent basis) fell by $236 million or 13% to $1,521 million, primarily due to the non-recurring gains recorded in the same period last year. Excluding the non-recurring prior-year gains and the real estate gain last quarter, other operating income was up by $83 million or 6%. The year-over-year increase was due mainly to strong capital markets results in the precious metals, equity and energy businesses and higher insurance underwriting revenues due to higher premium income. These increases were offset by lower gains from changes in the fair value of financial instruments used for asset/liability management purposes.

Provision for credit losses

For the six-month period, total provisions for credit losses were $529 million, down $16 million from $545 million during the same period last year. Lower provisions in Canadian Banking were substantially offset by higher provisions in International Banking, while provisions in Global Banking and Markets were moderately lower. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Year to date, operating expenses were $428 million or 9% above the same period last year. Recent acquisitions accounted for $339 million of the growth. The remaining increase of $89 million or 2%, was due to a rise in compensation-related expenses from increased staffing levels and annual merit increases, and higher performance-based compensation. Pension and benefits expenses were up this year, as the prior year included a $35 million benefit from the final wind-up and settlement of a subsidiary’s pension plan. These increases were partly offset by lower stock-based compensation.

Scotiabank Second Quarter Report 2012    9

MANAGEMENT’S DISCUSSION & ANALYSIS

The productivity ratio was 53.6%, compared to 52.0% for the same period last year. Operating leverage year over year was negative 3.2%. However, adjusting for the real estate gain in the first quarter of this year and non-recurring prior-year gains, the operating leverage was positive 0.8%.

Taxes

The effective tax rate for the first six months was 22.2%, up from 20.2% in the same period last year. The increase in the effective tax rate was primarily due to lower tax-exempt income in the current year and the impact of the non-taxable acquisition related gains last year. Partially offsetting these items were a reduction in the statutory tax rate in Canada and lower deferred tax adjustments.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 63 to 77 of the 2011 Annual Report, however additional market risk measures were implemented this quarter. Refer Market Risk section on pages 14 to 15.

Credit risk

Provision for credit losses

Q2 2012 vs Q2 2011

The provision for credit losses was $264 million this quarter, compared to $270 million in the same period last year.

The provision for credit losses was $120 million in Canadian Banking, down from $146 million in the same quarter last year. The lower provisions were broad based across the majority of Canadian Banking’s retail and commercial businesses.

International Banking’s provision for credit losses was $145 million this quarter, compared to $112 million in the same period last year. The increase was due primarily to higher retail provisions in Latin America as a result of asset growth and recent acquisitions in Uruguay. Commercial provisions were higher in the Caribbean and Central America region, while year-over-year changes in Latin America and Asia were not meaningful.

Global Banking and Markets had net recoveries of $1 million this quarter, compared to net provisions of $11 million in the same period last year. In the current period, net recoveries in Canada were partially offset by higher net provisions related to two accounts in the United States, while no new provisions or recoveries were incurred in Europe.

Global Wealth Management did not incur any provisions for credit losses this quarter.

Q2 2012 vs Q1 2012

The provision for credit losses was $264 million this quarter, compared to $265 million in the previous quarter.

The provision for credit losses was $120 million in Canadian Banking, down $16 million from the previous quarter. The decrease in provisions was broad based across virtually all of Canadian Banking’s retail and commercial businesses.

International Banking’s provision for credit losses was $145 million this quarter, compared to $124 million last quarter. While retail provisions were moderately higher, the increase was primarily related to higher commercial provisions in the Caribbean and Central America region.

Global Banking and Markets had net recoveries of $1 million this quarter, compared to net provisions of $5 million in the prior quarter.

Global Wealth Management did not incur any provisions for credit losses this quarter.

Year-to-date Q2 2012 vs Year-to-date Q2 2011

For the six-month period, total provisions for credit losses were $529 million, down $16 million from $545 million during the same period last year.

The provision for credit losses was $256 million in Canadian Banking, down $55 million from the same period last year. The decrease in provisions was broad based across virtually all of Canadian Banking’s retail and commercial businesses.

International Banking’s provision for credit losses was $269 million, compared to $225 million in the same period last year. The increase was due primarily to higher retail provisions in Latin America as a result of asset growth and recent acquisitions in Uruguay. Commercial provisions were higher in the Caribbean and Central America region somewhat offset by moderately lower provisions in the remaining regions.

Global Banking and Markets’ provision for credit losses was $4 million, down from $8 million in the same period last year. In the current period, higher net provisions in the United States were partially offset by net recoveries in Canada, while no new provisions or recoveries were incurred in Europe.

Global Wealth Management’s provisions for credit losses were negligible in both the six month periods.

10    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Allowance for credit losses

The total allowance for credit losses increased to $2,713 million as at April 30, 2012 from $2,689 million as at October 31, 2011. In addition, the allowance for off-balance sheet credit risks classified as other liabilities was $183 million.

Allowance for credit losses of $1,536 million related to impaired loans and $1,177 million related to performing loans as at April 30, 2012.

Allowance for credit losses in Canadian Banking increased to $673 million as at April 30, 2012 from $669 million as at October 31, 2011, primarily due to an increase in the retail portfolio, partially offset by a decrease in the commercial portfolio due to reversals and write-offs.

In International Banking, the allowance for credit losses increased to $807 million from $747 million last year end, with new allowances in the Caribbean, and Latin America, partially offset by reversals and write-offs.

Global Banking and Market’s allowance for credit losses rose to $53 million from $47 million as at October 31, 2011, primarily due to new provisions in the U.S., partially offset by reversals and write-offs in Canada.

Global Wealth Management’s allowance increased to $3 million from $2 million.

Impaired loans

Total gross impaired loans at April 30, 2012 were $3,557 million, up $8 million from October 31, 2011, attributable to increases in the International and Global Banking and Markets portfolios.

Total net impaired loans at April 30, 2012 were $2,021 million, down $63 million from $2,084 million at October 31, 2011.

Total net impaired loans in Canadian Banking were $379 million, down from $451 million at October 31, 2011, primarily due to declines in retail impaired loans, mostly in residential mortgages, auto and term loans.

International Banking’s total net impaired loans decreased to $1,478 million from $1,563 million as at October 31, 2011 due to decreases in Latin America.

In Global Banking and Markets, total net impaired loans were $155 million at April 30, 2012, compared to $59 million at the end of last year, due to an increase in the U.S. portfolio, in primarily two accounts, partially offset by a decline in Canada and Europe.

Total net impaired loans for Global Wealth Management were $9 million, a decrease from $11 million at October 31, 2011, due to repayments in the International Wealth portfolio.

Overview of loan portfolio

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at April 30, 2012, these loans amounted to $233 billion or 66% of the Bank’s total loans outstanding. 93% of Canadian Banking’s portfolio is secured, in line with the previous quarter and 69% of International Banking’s portfolio is secured, a decrease from 74% as at January 31, 2012 due to recent acquisitions with a larger proportion of unsecured loans. The Canadian residential mortgage portfolio was $149 billion of which $136 billion related to freehold properties and $13 billion related to condominiums. Of the Canadian residential mortgage portfolio, 56% is insured, and the uninsured portion has an average loan-to-value ratio of 56%.

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank has loans outstanding $610 million. This is a high quality portfolio with well known developers who have long term relationships with the Bank.

Scotiabank Second Quarter Report 2012    11

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The current European exposure is provided below:

		As at April 30, 2012					January 31 2012	October 31 2011
	Loans and loan equivalents				Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Security Finance Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$7,674	$1,546	$6,950	$15,578	$940	$32,688	$ 28,508	$ 30,438
Less: Undrawn commitments	–	–	6,950	–	–	6,950	7,838	7,946
Net funded exposure	$7,674	$1,546	$–	$15,578	$940	$25,738	$20,670	$22,492
(1)	Before allowance for credit losses of $25. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short sale positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,078 and collateral held against SFT was $7,051.

The Bank’s total gross European exposure as at April 30, 2012 was $32.7 billion (January 31, 2012 – $28.5 billion), with net funded exposure of $25.7 billion net of undrawn commitments (January 31, 2012 – $20.7 billion). Most of this quarter’s increase was related to deposits with banks in Germany, France and the U.K., including the Bank of England.

The Bank believes that its European exposures are manageable and are sized appropriately relative to the credit wor-

thiness of the counterparties (86% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There have been no significant events since October 31, 2011 that have materially impacted the reported amounts.

Below is the funded exposures related to all European countries:

	As at
	April 30, 2012					January 31, 2012	October 31, 2011
($ millions)	Sovereign	Bank	Corporate(1)	Total		Total	Total
Greece	$–	$–	$405	$405		$377	$348
Ireland	152	95	110	357		420	341
Italy	123	703	176	1,002		1,202	1,206
Portugal	–	31	(6)	25		71	95
Spain	43	426	210	679		694	652
Total GIIPS	$318	$1,255	$895	$2,468		$2,764	$2,642

U.K.	3,622	2,328	3,905	9,855		7,753	7,151
Germany	824	3,270	1,304	5,398		3,020	3,988
France	365	1,129	627	2,121		1,561	2,364
Netherlands	(1)	615	1,021	1,635		1,510	1,749
Switzerland	–	975	619	1,594		1,630	1,594
Other	557	636	1,473	2,667		2,432	3,004
Total Non-GIIPS	$5,367	$8,953	$8,949	$23,270		$17,906	$19,850
Total Europe	$5,685	$10,208	$9,844	$25,738	(2)	$20,670	$22,492
Total Europe as at January 31, 2012	$4,531	$6,938	$9,201	$20,670
Total Europe as at October 31, 2011	$3,017	$8,529	$10,946	$22,492
(1)	Corporate includes financial institutions that are not banks.
(2)	Includes $175 in exposures to supra-national agencies.

12    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to certain European countries that have come under recent focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of April 30, 2012, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.5 billion, down from $2.8 billion last quarter.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $152 million as at April 30, 2012. This included central bank deposits of $50 million arising from regulatory reserves requirements to support the Bank’s operations in Ireland, a security finance transaction of $83 million, and net $19 million long Irish sovereign securities (January 31, 2012 – net $24 million long). The Bank was net long securities in sovereign exposures to Italy ($123 million) and Spain ($43 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $703 million, as at April 30, 2012 (January 31, 2012 – $861 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

As at
	April 30, 2012					January 31 2012	October 31 2011	April 30 2012
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total	Total	Undrawn commitments
Greece	$408	$–	$(3)	$–	$405	$377	$348	$12
Ireland	6	70	193	88	357	420	341	28
Italy	597	–	401	4	1,002	1,202	1,206	51
Portugal	26	–	(1)	–	25	71	95	2
Spain	333	2	340	4	679	694	652	253
Total GIIPS	$1,370	$72	$930	$96	$2,468	$2,764	$2,642	$346

U.K.	3,135	4,863	1,347	510	9,855	7,753	7,151	2,877
Germany	1,211	2,830	1,241	116	5,398	3,020	3,988	710
France	627	436	965	93	2,121	1,561	2,364	906
Netherlands	478	20	1,125	12	1,635	1,510	1,749	748
Switzerland	804	148	633	9	1,594	1,630	1,594	515
Other	1,594	12	957	104	2,667	2,432	3,004	848
Total Non-GIIPS	$7,849	$8,309	$6,268	$844	$23,270	$17,906	$19,850	$6,604
Total Europe	$9,219	$8,381	$7,198	$940	$25,738	$20,670	$22,492	$6,950

The Bank’s exposure to securities is on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) was $4.8 billion as at April 30, 2012 (January 31, 2012 – $4.2 billion), predominately related to issuers in the United Kingdom, Germany and France. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Total unfunded loan commitments to corporations in the above-noted countries were $4.1 billion as at April 30, 2012 (January 31, 2012 – $4.3 billion). As well, as part of its lending activities to its corporate customers, the Bank may issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. As at April 30, 2012, these unfunded commitments with banks amounted to $2.7 billion (January 31, 2012 – $3.4 billion).

Within the securities portfolio, as at April 30, 2012 the Bank had indirect exposure to Europe of $530 million (January 31, 2012 – $490 million) in the form of exposures to non-European entities wherein their parent company is domiciled in Europe. Included in this indirect exposure was $157 million related to GIIPS; $174 million to United Kingdom; and $140 million to Germany. Indirect exposure by way of letters of credit or guarantees from entities in European countries to entities in countries outside of Europe, totaled $782 million at April 30, 2012 (January 31, 2012 – $1 billion); of which $211 million was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty.

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS, as at

Scotiabank Second Quarter Report 2012    13

MANAGEMENT’S DISCUSSION & ANALYSIS

April 30, 2012, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $45 million. As part of the trading portfolio, the Bank may purchase or sell CDSs. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2012	January 31 2012	April 30 2011
Interest rate	$12.0	$9.6	$11.9
Equities	3.0	3.2	7.3
Foreign exchange	1.1	1.4	1.4
Commodities	3.0	3.3	2.0
Debt specific	13.8	14.6	9.5
Diversification effect	(14.6)	(14.6)	(16.6)
All Bank VaR	$18.3	$17.5	$15.5
All Bank Stressed VaR	$34.9	$37.8	$29.6

In the second quarter of 2012, the average one-day total VaR was $18.3 million, an increase from $17.5 million in the previous quarter, due to higher interest rate risk.

The average one-day total Stressed VaR during the quarter was $34.9 million. Stressed VaR uses the same basic calculation methodology as the VaR. However, Stressed VaR is calculated using historical market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio.

There was one loss day in the second quarter, compared to two days in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

The new Basel market risk capital requirements effective in 2012 include Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk – This is the potential for direct losses due to an obligor’s default, as well as the potential for indirect losses that may arise from a default event; and
•

Credit migration risk – This is the potential for direct losses due to an internal or external rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the CDS and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated to the 99.9th percentile with a one year liquidity horizon. For CRM in correlation trading there is also a market simulation model to capture historical price movements.

During the quarter the market risk capital requirement for the Incremental Risk Charge was $218 million and $282 million for the Comprehensive Risk Measure. These results decreased from $297 million and $314 million respectively in the first quarter of 2012. The Comprehensive Risk Measure includes a $132 million capital surcharge.

Validation of new models

Prior to the implementation of the new market risk capital models substantial validation and testing was conducted.

Validation is conducted when the model is initially developed and when any significant changes are made to the model. The validation is also conducted on a periodic basis but especially where there have been any significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional tests such as:

•	Tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that are carried out using hypothetical changes in portfolio value that would occur under different market conditions;
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

Liquidity risk

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Banks’ obligations. As at April 30, 2012, liquid assets were $219 billion or 33% of total assets, compared to $198 billion or 31% of total assets as at January 31, 2012. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 64% and 36%, respectively (January 31, 2012 – 67% and 33%, respectively). The increase in liquid assets was mainly attributable to an increase in the securities portfolio and deposit with banks balances. Included in liquid assets are mortgage backed securities which are classified as residential mortgages.

14    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As at April 30, 2012, total assets pledged were

$134 billion, compared to $122 billion as at January 31, 2012. The quarter-over-quarter change is largely explained by an increase in pledging activity to support the Bank’s repurchase agreements activity and covered bond program. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Financial position

The Bank’s total assets at April 30, 2012 were $660 billion, up $65 billion or 11% from October 31, 2011.

Cash and deposits with banks grew by $22 billion, due mainly to increases in interest bearing deposits with central banks in the United States and the United Kingdom.

Securities purchased under resale agreements increased by $10 billion.

Trading assets increased $18 billion from October 31, 2011, primarily in trading securities which were up $20 billion from higher holdings of Canadian and United States government debt and equities. This growth was partially offset by a decline in loans in ScotiaMocatta.

Investment securities decreased $1 billion due mainly to reduced holdings of Canadian government debt. As at April 30, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $829 million, an increase of $93 million from October 31, 2011.

The Bank’s loans increased $17 billion or 5% from October 31, 2011. Business and government loans increased $10 billion due mainly to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets. In retail lending, residential mortgages increased $6 billion due primarily to growth in Canada. Personal and credit card loans increased $2 billion due mainly to Banco Colpatria.

Total liabilities were $623 billion as at April 30, 2012, up $61 billion from October 31, 2011. Excluding the negative impact of foreign currency translation, total liabilities rose $64 billion or 11%.

Total deposits increased by $40 billion. Personal deposits grew by $3 billion primarily from growth in high interest deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due primarily to growth in the United States and Banco Colpatria. Deposits by banks increased $7 billion in the United States and Asia.

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $16 billion and $7 billion respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $4,427 million from October 31, 2011. This increase was driven by internal capital generation of $1,516 million, the issuance of common shares of $2,628 million including a public offering of $1,628 million, $518 million for the purchase of Banco Colpatria, and $472 million through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive loss decreased $52 million due mainly to improvements in the unrealized losses on cash flow hedges and the unrealized gains on available for sale securities, which were partially offset by an increase in unrealized foreign exchange losses on the Bank’s investments in its foreign operations. Non-controlling interests in subsidiaries increased $261 million due primarily to the acquisition of Banco Colpatria.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 42 to 47 of the 2011 Annual Report.

Scotiabank Second Quarter Report 2012    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Common shares issued under public offering

On February 9, 2012, the Bank completed its public offering of 33 million common shares, at a price of $50.25 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,628 million, net of transaction costs and related tax of $30 million.

Capital ratios

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

	As at
($ millions)	April 30 2012		January 31 2012		Canadian GAAP(1) October 31 2011
Tier 1 capital	$30,974		$28,878		$28,489
Tier 2 capital	$4,446		$4,414		$4,044
Total regulatory capital	$35,420		$33,292		$32,533
Total risk-weighted assets	$252,862		$253,075		$233,970
Capital ratios
Tier 1 capital ratio	12.2%		11.4%		12.2%
Total capital ratio	14.0%		13.2%		13.9%
Assets-to-capital multiple	17.5	x	17.7	x	16.6	x
(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.

The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at April 30, 2012 were 12.2% and 14.0%, respectively, up from 11.4% and 13.2% as at January 31, 2012.

The increase in the ratios during the quarter was primarily due to the Bank’s issuance of $1,658 million, before related issue expenses, of new common equity to fund recently closed and previously announced acquisitions. In addition, strong internally generated capital more than offset the impacts from the phase-in of the transition to IFRS on retained earnings for regulatory capital purposes, the appreciation of the Canadian dollar, and increases in goodwill from the acquisition of Howard Weil, Inc.

Capital ratios are only up marginally since October 31, 2011 due to the implementation of the new Basel market risk framework and the net impact from the acquisition of Banco Colpatria in the first quarter of 2012, absorbing much of the capital benefit of the higher capital levels in the first six months.

Similarly, the tangible common equity ratio (TCE) as at April 30, 2012 was significantly higher at 9.4%, up from 8.5% as at January 31, 2012, but down from 9.6% as at October 31, 2011. The full impact of the transition to IFRS was reflected in the TCE ratio in the first quarter of 2012.

Basel III

On December 16, 2010, the Basel Committee on Banking Supervision (BCBS) published the final revised capital adequacy rules, commonly referred to as Basel III, that increases capital requirements and introduces an internationally harmonized leverage ratio. Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk-weighted assets for the Bank. Per BCBS, the increased capital requirements are to be phased-in commencing January 1, 2013 through January 1, 2019.

By January 2019, the Basel III rules will require a minimum common equity Tier 1 ratio (CET1) of 4.5% plus a capital conservation buffer of 2.5%, collectively 7% of risk-weighted assets.

The Bank is targeting to exceed the fully accelerated 2019 Basel III CET1 requirement of 7% in the first quarter of 2013. Management has performed various analyses, projections and, based on its proven record of strong internal capital generation, its lower-risk business model and other options to manage its capital position, the Bank is well positioned to meet the 2019 Basel III CET1 capital requirement in the first quarter of 2013. Based on our current assumptions and understanding of the Basel III rules text, if the full Basel III rules applicable in 2019 were applied (i.e., without transition arrangements), the Bank estimates its common equity Tier 1 ratio to be in the range of 7% – 7.5% by the first quarter of 2013.

Common dividend

The Board of Directors, at its meeting on May 28, 2012, approved a dividend of 55 cents per share. This quarterly dividend applies to shareholders of record as of July 3, 2012 and is payable July 27, 2012.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 10. The methods of determining the fair value of financial instruments are detailed on pages 50 to 51 of the 2011 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

16    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Total derivative notional amounts were $2,742 billion as at April 30, 2012, compared to $2,530 billion as at January 31, 2012, due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $21.1 billion, compared to $21.4 billion in the previous quarter.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 51 to 52 of the Bank’s 2011 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at April 30, 2012, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $818 million (January 31, 2012 – $866 million; October 31, 2011 – $867 million). The fair value was $672 million (January 31, 2012 – $656 million; October 31, 2011 – $637 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since January 31, 2012 and October 31, 2011.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $109 million as at April 30, 2012 (January 31, 2012 – $103 million; October 31, 2011 – $99 million). For the three months ended April 30, 2012, the Bank recorded a pre-tax gain of $7 million in net income for changes in fair value of synthetic CDOs and CLOs (first quarter of 2012 – pre-tax gain of $4 million; second quarter of 2011 – pre-tax gain of $8 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads. The overall risk profile of synthetic CDOs and CLOs has not changed significantly since January 31, 2012 and October 31, 2011.

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from January 31, 2012 and October 31, 2011.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs) and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 47 to 50 of the Bank’s 2011 Annual Report.

Special purpose entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated.

These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

Total liquidity facilities provided to these conduits were $2.8 billion as at April 30, 2012 (January 31, 2012 – $2.4 billion; October 31, 2011 – $2.4 billion). As at April 30, 2012, total commercial paper outstanding for these conduits was $1.9 billion (January 31, 2012 – $1.8 billion; October 31, 2011 – $1.7 billion). Funded assets purchased and held by these conduits as at April 30, 2012, as reflected at original cost, were $1.9 billion (January 31, 2012 – $1.8 billion; October 31, 2011 – $1.7 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since January 31, 2012 and October 31, 2011.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 1% from October 31, 2011. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues –

Scotiabank Second Quarter Report 2012    17

MANAGEMENT’S DISCUSSION & ANALYSIS

banking were $108 million for the three months ended April 30, 2012, compared to $117 million in the previous quarter.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Refer to Note 3 in the condensed interim consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The Bank previously prepared its primary financial statements under Canadian GAAP (CGAAP).

Transition to IFRS

Reconciliation of Canadian GAAP net income to IFRS net income

The following table presents a reconciliation of net income reported under Canadian GAAP to IFRS for the three and six months ended April 30, 2011:

	For the three months ended	For the six months ended
($ millions)	April 30, 2011	April 30, 2011
Net income under Canadian GAAP	$1,543	$2,743
Adjustments under IFRS:
Consolidation	30	45
Securitization	(16)	(39)
Employee benefits	(12)	4
Effect of changes in FX rates	77	105
Hyperinflationary economies	(1)	(6)
Share-based payments	1	15
Other	(1)	3
Total adjustments to net income	78	127
Net income under IFRS	$1,621	$2,870

IFRS 1, First-time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Other options available under IFRS 1 which are not discussed here are either not material or not relevant to the Bank. The information provided should be read in conjunction with the Bank’s 2011 audited consolidated financial statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank’s 2011 Annual Report. Refer to Note 32, First-time adoption of IFRS of the condensed interim consolidated financial statements and the Bank’s press release of January 24, 2012 for further details on the Bank’s transition to IFRS.

At the date of transition (November 1, 2010), the Bank elected to make the following exemptions from full retrospective application of IFRS:

Optional exemptions:

Employee benefits

The Bank has recognized in retained earnings at November 1, 2010 all cumulative unamortized actuarial losses on employee defined benefit obligations (after-tax charge of $1,432 million).

Cumulative translation differences

The Bank has reset the cumulative translation differences for all foreign operations to zero at November 1, 2010 resulting in a reclassification of $4,507 million from accumulated other comprehensive income (AOCI) to retained earnings.

Designation of previously recognized financial instruments

The Bank has elected to redesignate certain financial instruments.

•

Corporate loans of $2,098 million previously designated under the fair value option under CGAAP were reclassified to the held-for-trading loans category under IFRS. CGAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

Mandatory exceptions:

Securitization

The Bank has applied IFRS derecognition guidance to transactions on or after January 1, 2004. The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program no longer qualifies for off-balance sheet treatment. The net impact was an increase of $15 billion to assets, $15 billion to liabilities, $140 million to retained earnings and a decrease of $336 million to AOCI.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of

18    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

$270 million, an increase in business and government loans of $258 million, an increase in deferred tax assets of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under CGAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that existed at the date of estimation.

Key impact analysis of IFRS on the financial results of 2011

The following is a summary of the more significant differences applicable to the Bank and its impact on 2011 comparative CGAAP financial results:

Consolidation of special purpose entities (SPEs)

The Bank consolidated certain SPEs under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $16 million, $16 million, and $15 million, respectively, as a result of adopting IFRS.

Capital instruments

Certain capital instruments issued by capital funding trusts, that were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $14 million, $29 million, and $58 million, respectively, as a result of adopting IFRS.

Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank’s transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on-balance sheet, a related funding liability was recorded and the seller swaps were no longer recorded on the balance sheet. The difference in net income under IFRS was due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the mark-to-market on the seller swaps.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $16 million, $39 million, and $97 million, respectively, as a result of adopting IFRS.

Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings upon transition to IFRS results in a lower pension expense in future periods.

In the second quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the consolidated statement of income under IFRS, but was amortized under CGAAP.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $12 million, increased by $4 million, and increased by $25 million, respectively, as a result of adopting IFRS.

Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $37 million, $51 million, and $51 million, respectively, as a result of adopting IFRS.

Scotiabank Second Quarter Report 2012    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Foreign exchange translation of AFS equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities was recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities was recorded in the income statement. The impact on net income in 2011 reflects changes to exchange rates. By the end of 2011, new hedging strategies were implemented which will offset the impact of these foreign exchange translation losses in 2012.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was increased by $40 million, $54 million, and $13 million, respectively, as a result of adopting IFRS.

Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations – impact from recognition of contingent consideration at fair value.
•	Hyperinflationary economies – impact of the general price index adjustment on the equity pick up from associates.
•	Share-based payments – impact of measurement of liability-based awards at fair value compared to intrinsic value.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under CGAAP was decreased by $1 million, increased by $12 million, and decreased by $3 million, respectively, as a result of adopting IFRS.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and Office of the Superintendent of Financial Institutions (OSFI).

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt any of the standards or amendments per the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•	IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and

SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities. The IASB also issued a proposal to clarify the transition guidance in IFRS 10.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, requires enhanced disclosures on all forms of interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•	IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a framework for measuring fair value, and provides disclosure requirements for use across the IFRS standards.
•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately to OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2014

•	IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Liabilities, clarifies the application of the offsetting requirements.

Effective November 1, 2015

•	IFRS 9, Financial Instruments, has been amended by the IASB to postpone the effective date for two years from the original effective date.

20    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in internal control over financial reporting

There have been no material changes in the Bank’s internal control over financial reporting during the quarter ended April 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. The adoption of IFRS did not result in any systematic or pervasive changes in internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from these outlined on pages 90 and 146 of the 2011 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

The global economy is being impacted by a variety of factors, most notably the continuing weakness in Europe that is being aggravated by recurring sovereign debt strains in the euro zone. Moderating trade flows have taken the edge off global growth, though activity in many of the large developing economies in the Latin American and the Asia-Pacific regions remain relatively buoyant alongside continuing foreign investment, and much more supportive domestic economic and fiscal fundamentals. In Canada and the United States, gradually increasing fiscal restraint will keep growth at low levels, though expanding resource, manufacturing and investment activity, alongside historically low borrowing costs, will help reinforce the region’s forward momentum.

The Bank’s continued focus on sustainable and diversified revenues in high-growth markets, together with ongoing cost containment initiatives continue to produce solid growth in earnings.

Based on the strong performance in the first half of the year, the Bank remains confident of achieving its goals for 2012.

Scotiabank Second Quarter Report 2012    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2012	January 31 2012	April 30 2011(2)	April 30 2012	April 30 2011(2)
Business segment income
Net interest income	$1,156	$1,174	$1,088	$2,330	$2,248
Net fee and commission revenues	361	365	346	726	695
Net income from investments in associated corporations	–	1	5	1	4
Other operating income	–	9	–	9	15
Provision for credit losses	120	136	146	256	311
Operating expenses	771	768	773	1,539	1,504
Income tax expense	165	170	146	335	322
Net income	$461	$475	$374	$936	$825
Net income attributable to non-controlling interests	$–	$1	$1	$1	$2
Net income attributable to equity holders of the Bank	$461	$474	$373	$935	$823
Other measures
Return on economic equity(1)	38.3%	38.8%	33.1%	38.6%	35.9%
Average assets ($ billions)	$222	$219	$208	$220	$207
Average liabilities ($ billions)	$148	$147	$142	$148	$142
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank’s consolidated results.

Q2 2012 vs Q2 2011

Canadian Banking reported net income of $461 million, an increase of $87 million or 23% from the same period last year. This strong performance was driven by growth in mortgages, consumer auto and commercial loans, lower provisions for credit losses and stable expenses. Return on economic equity increased to 38.3% from 33.1% last year.

Average assets rose $14 billion or 7% from the same quarter last year. The increase was due primarily to growth of $10 billion or 7% in residential mortgages, $2 billion or 14% in consumer auto loans and $1 billion or 7% in commercial lending (including bankers’ acceptances).

Average deposits rose by $6 billion or 4%, with strong growth in each of retail, small business and commercial. Retail banking recorded good growth in chequing accounts of $1 billion or 7% and high-interest savings deposits of $3 billion or 15%. Both small business and commercial banking performed well in growing deposit balances.

Total revenues increased by $78 million or 5% from the same period last year, with growth in both net interest income and net fee and commission revenues.

Net interest income of $1,156 million was up $68 million or 6% from the second quarter of last year. Higher net interest income from strong asset and deposit growth was partially offset by a slightly lower net interest margin. The margin decrease reflected the higher proportion of relatively lower yield variable rate mortgages and the impact of a lower spread on fixed rate deposits due to market competition.

Net fee and commission revenues increased $15 million or 4% from the same quarter last year mainly from higher transaction-driven card revenues in retail banking and credit fees in commercial banking.

The provision for credit losses was $120 million this quarter, down from $146 million in the same quarter last year, with lower provisions in both retail and commercial.

Year over year, operating expenses were virtually flat. Normal annual increases have been offset by lower pension costs. Staffing decreased from the same quarter last year due to operational efficiency initiatives, partly offset by additional front-line staff.

Q2 2012 vs Q1 2012

Quarter over quarter, net income declined by $14 million or 3%, due primarily to the short quarter. The results benefitted from lower provisions for credit losses and flat expenses. Return on economic equity was 38.3% versus 38.8% last quarter.

Average assets rose $3 billion or 1%, mainly from continued growth in retail mortgages and consumer auto loans. Average deposits grew $1 billion mainly in high-interest savings deposits.

Total revenue decreased $32 million or 2% quarter over quarter.

Net interest income decreased $18 million. The net interest margin was substantially unchanged this quarter.

Net fee and commission revenues decreased by $4 million or 1% quarter over quarter, mainly from seasonally lower transaction-driven card revenues in retail banking and lower

22    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

credit fees in commercial banking. There was also good growth in the mutual funds sold through the Canadian Banking branch channel.

Other operating income decreased $9 million due mainly to gains on the sale of investment securities in the first quarter.

The provision for credit losses was $120 million this quarter, down from $136 million in last quarter with lower provisions in both retail and commercial.

Operating expenses were essentially flat compared to last quarter. The impact of a short quarter and seasonally higher expenses in the prior quarter were offset by higher pension costs.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2012	January 31 2012	April 30 2011(2)	April 30 2012	April 30 2011(2)
Business segment income
Net interest income	$1,137	$1,003	$848	$2,140	$1,720
Net fee and commission revenues	336	291	251	627	519
Net income from investments in associated corporations	109	68	90	177	180
Other operating income	81	89	124	170	203
Provision for credit losses	145	124	112	269	225
Operating expenses	926	845	702	1,771	1,457
Income tax expense	144	91	105	235	187
Net income	$448	$391	$394	$839	$753
Net income attributable to non-controlling interests	$49	$18	$16	$67	$33
Net income attributable to equity holders of the Bank	$399	$373	$378	$772	$720
Other measures
Return on economic equity(1)	12.4%	12.7%	14.6%	12.5%	13.7%
Average assets ($ billions)	$112	$101	$90	$107	$90
Average liabilities ($ billions)	$71	$63	$58	$67	$58
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.

Q2 2012 vs Q2 2011

International Banking’s net income in the second quarter was $448 million, an increase of $54 million or 14% over last year, despite last year’s benefit from $52 million negative goodwill related to an acquisition. The underlying increase in net income was driven by strong asset and deposit growth in Latin America and Asia and the contribution from acquisitions, particularly Banco Colpatria in Colombia. Return on economic equity was 12.4% versus 14.6% last year.

Average assets were $112 billion this quarter, an increase of $22 billion or 24% from the same period last year. Strong diversified loan growth in both retail and commercial lending in Latin America and Asia, and the recent acquisitions drove the increase. Low cost deposit growth was 32%, or 10% excluding acquisitions.

Net interest income was $1,137 million this quarter, up 34% driven by the strong loan and deposit growth noted above, higher margins in Asia and a positive impact of acquisitions.

Net fee and commission revenues increased 34% to $336 million largely from acquisitions in Colombia and Uruguay and good transaction fee growth, particularly in Peru and Caribbean.

Income from investments in associated corporations of $109 million was up 21%, largely reflecting higher earnings from Thanachart Bank in Thailand and Xi’an Bank in China.

Other operating income at $81 million was lower by $43 million primarily due to last year’s benefit from negative goodwill related to an acquisition, an unfavourable change in the fair value of financial instruments used for asset/liability management purposes, partially offset by higher trading income and securities gains.

The provision for credit losses was $145 million this quarter, compared to $112 million in the same period last year. The increase was due primarily to higher retail provisions in Latin America as a result of asset growth and recent acquisitions in Uruguay. Commercial provisions were higher in the Caribbean and Central America region. Year-over-year changes in Latin America and Asia were not material.

Operating expenses of $926 million increased $224 million year over year, with almost two thirds attributable to acquisitions. Also contributing were higher compensation related expenses and data processing, premises and advertising costs, largely due to growth initiatives and inflationary increases.

The effective tax rate increased slightly due in part to the inclusion of Colpatria this quarter.

Scotiabank Second Quarter Report 2012    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2012 vs Q1 2012

Quarter over quarter, net income was up $57 million or 15%, largely due to the acquisition in Colombia, increased contributions from associated corporations, partly offset by higher loan losses. Return on economic equity was 12.4% compared to 12.7% last quarter.

Average assets increased by $11 billion, driven primarily by the acquisition in Colombia, with good growth in underlying retail and commercial loans and deposits.

Net interest income was up $134 million or 13%, driven by the strong acquisition-driven loan growth and better margins in the Asia region.

Net fee and commission revenues increased by $45 million or 15% from last quarter reflecting recent acquisitions. Income from investments in associated corporations was $41 million higher, particularly in Asia.

Other operating income at $81 million was down $8 million due to an unfavourable change in the fair value of financial instruments used for asset/liability management purposes.

The provision for credit losses was $145 million this quarter, compared to $124 million last quarter. While retail provisions were moderately higher, the quarter over quarter increase was primarily related to higher commercial provisions in the Caribbean and Central America region.

Operating expenses of $926 million increased by $81 million or 10% from last quarter due entirely to acquisitions. Expense management remains an ongoing priority.

The effective tax rate increased from 19% to 24% due in part to higher taxable earnings and lower inflation adjustments in Mexico.

Global Wealth Management	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2012	January 31 2012	April 30 2011(2)	April 30 2012	April 30 2011(2)
Business segment income
Net interest income	$126	$123	$100	$249	$212
Net fee and commission revenues	627	586	631	1,213	1,018
Net income from investments in associated corporations	54	53	41	107	110
Other operating income	98	97	339	195	414
Provision for credit losses	–	–	1	–	1
Operating expenses	525	495	542	1,020	878
Income tax expense	82	76	74	158	142
Net income	$298	$288	$494	$586	$733
Net income attributable to non-controlling interest	$7	$6	$7	$13	$15
Net income attributable to equity holders of the Bank	$291	$282	$487	$573	$718
Other measures
Return on economic equity(1)	15.0%	14.0%	25.7%	14.5%	23.6%
Assets under administration(3) ($ billions)	$275	$269	$269	$275	$269
Assets under management(3) ($ billions)	$109	$106	$106	$109	$106
Average assets ($ billions)	$13	$13	$13	$13	$11
Average liabilities ($ billions)	$16	$15	$13	$15	$12
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.
(3)	Comparative amounts have been restated to reflect intercompany relationships.

Q2 2012 vs. Q2 2011

Global Wealth Management reported net income of $298 million this quarter, a decrease of $196 million or 40% from the same quarter last year. The decrease was due to last year’s one-time revaluation of the original 18% investment in DundeeWealth of $260 million partly offset by one-time transaction and integration costs of $27 million (after-tax). Excluding these amounts, net income grew by $37 million or 14% due to strong insurance and mutual fund sales, and higher assets under management and assets under administration. Return on equity was 15.0% compared to 25.7%. Excluding the non-recurring DundeeWealth acquisition-related gain and one-time transaction and integration cost, last years’ return on economic equity was 13.3%.

Assets under management (AUM) of $109 billion increased $3 billion or 3% from the same quarter last year despite market declines, primarily driven by positive net sales. Assets under administration (AUA) increased $6 billion or 2% to $275 billion. AUM and AUA for our investment in CI Financial are not included in these results.

Total revenues decreased $206 million or 19% as a result of last years’ non-recurring acquisition-related gain. Excluding the gain, revenues increased $54 million or 6% driven by strong growth in global insurance and solid results in global asset management. Partially offsetting were slightly lower global wealth distribution revenues. Total revenue for the

24    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

quarter was $905 million, of which approximately 84% was attributable to wealth management and 16% to global insurance. This compares to 89% and 11% for the same quarter last year.

Net interest income of $126 million increased $26 million or 26% over the same quarter last year. While average assets remained stable, there was growth in average deposits.

Net fee and commission revenues of $627 million decreased by $4 million or 1% as strong global insurance and higher global asset management revenues were more than offset by a decline in brokerage revenues. Net income from investments in associated corporations grew by $13 million primarily due to acquisition related costs incurred by DundeeWealth last year.

Other operating income of $98 million decreased by $241 million or 71% due mainly to last year’s non-recurring acquisition related gain.

Operating expenses decreased by 3% from the same quarter last year mainly due to DundeeWealth one-time costs incurred in 2011 and the benefits realized from the integration of DundeeWealth operations. Expenses remained flat for most of the other wealth and insurance businesses, as discretionary expense management continues to be a key focus.

Q2 2012 vs. Q1 2012

Quarter over quarter, net income increased by $10 million or 3% due to growth in global asset management partially offset by lower earnings from global insurance which benefited from reserve releases in the previous quarter. Global wealth distribution earnings were also higher as growth in full service brokerage was partially offset by lower earnings from online brokerage.

Return on economic equity was 15.0%, up from 14.0% last quarter.

Total revenue grew by $46 million or 5% quarter over quarter, from growth in global asset management and global wealth distribution. Partly offsetting were lower revenues in global insurance. Quarter over quarter, AUM and AUA grew by 3% and 2% respectively.

Net interest income increased to $126 million this quarter, mainly from higher average deposits.

Net fee and commission revenues of $627 million grew by $41 million or 7% across all business lines.

Net income from associated corporations and other operating income increased slightly to $54 million and $98 million respectively.

Operating expenses were 6% higher than last quarter due to growth in volume related expenses and technology investments.

Global Banking and Markets	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2012	January 31 2012	April 30 2011(2)	April 30 2012	April 30 2011(2)
Business segment income
Net interest income	$203	$170	$184	$373	$380
Net fee and commission revenues	330	289	324	619	615
Other operating income	377	386	337	763	707
Provision for credit losses	(1)	5	11	4	8
Operating expenses	365	390	383	755	784
Income tax expense	159	139	75	298	199
Net income	$387	$311	$376	$698	$711
Net income attributable to equity holders of the Bank	$387	$311	$376	$698	$711
Other measures
Return on economic equity(1)	29.1%	23.2%	25.9%	26.2%	23.4%
Average assets ($ billions)	$211	$206	$188	$209	$185
Average liabilities ($ billions)	$153	$159	$142	$156	$141
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.

Scotiabank Second Quarter Report 2012    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2012 vs Q2 2011

Global Banking and Markets reported very strong net income of $387 million in the second quarter, an increase of $11 million or 3% compared to the prior year. This year-over-year increase was due primarily to strong revenues, lower provisions for credit losses and reduced operating expenses. Return on economic equity was 29.1% this quarter compared to 25.9% in the same period last year.

Average assets increased $23 billion or 12% from the second quarter of last year. This increase was due primarily to growth of $8 billion in derivative assets, $7 billion in securities purchased under resale agreements and $5 billion in trading securities. Corporate loans and acceptances also grew $3 billion, primarily in the U.S. and Europe.

Total revenues this quarter were $910 million, reflecting an increase of $65 million compared to the second quarter of last year. The growth was primarily driven by higher other operating income in the capital markets businesses and, to a lesser extent, higher interest income in Europe and Canada.

Net interest income increased $19 million or 10% from the same quarter last year, as growth in lending assets was partly offset by a modest decline in spreads in Canada and the U.S.

Net fee and commission revenue of $330 million increased $6 million from last year, reflecting increases in the equities and fixed income businesses. This was partly offset by lower advisory fees and credit fees in Canada.

Other operating income rose $40 million or 12% from the same quarter last year, driven by higher revenues in the equities, precious metals, U.S. lending and energy businesses. The precious metals business contributed record revenues for the second consecutive quarter. These increases were partly offset by lower revenues from the fixed income and investment banking businesses.

There were net recoveries of $1 million this quarter, compared to net provisions of $11 million in the same period last year. In the current period, net recoveries in Canada were partially offset by higher net provisions related to two accounts in the U.S., while no new provisions or recoveries were incurred in Europe.

Operating expenses declined 5% to $365 million compared to the same period last year, due mainly to lower legal and remuneration costs. The reduction in expenses reflects cost management initiatives implemented this year.

Income taxes were up from the same period last year due mainly to higher tax-exempt dividend income in the prior year.

Q2 2012 vs Q1 2012

Net income increased $76 million or 24% compared to the prior quarter driven by stronger revenues and lower expenses. Return on economic equity also rose to 29.1% from 23.2%.

Average assets grew by $5 billion in the second quarter, due to a $12 billion increase in trading securities. This growth was partly offset by declines in derivative assets and securities purchased under resale agreements. Corporate loans and acceptances increased modestly over the prior quarter.

Total revenues were $910 million this quarter, an increase of $65 million or 8% compared to the prior quarter. This was mainly due to higher net interest income in the U.S. and increased fee and commission revenues in the capital markets businesses.

Net interest income increased by $33 million or 19% from the prior quarter. This increase was largely due to higher spreads in the U.S and Canada, as well as the prior quarter’s loss on redemption of a note liability. Lending volumes were up modestly, primarily in Europe and the U.S.

Net fee and commission revenue rose $41 million from the prior quarter to $330 million. Revenues in the fixed income, investment banking and equities businesses increased this quarter, partly offset by lower credit fees in the U.S.

Other operating income declined slightly to $377 million from the strong results in the previous quarter. Higher revenues reported by the equities and precious metals businesses were more than offset by lower results in the fixed income and foreign exchange businesses. Other operating income was also lower in U.S. lending as the prior quarter reflected higher revenues related to its U.S. multi-seller conduit.

There were net recoveries of $1 million this quarter, compared to net provisions of $5 million in the prior quarter. In the current period, net recoveries in Canada were partially offset by higher net provisions related to two accounts in the U.S., while no new provisions or recoveries were incurred in Europe.

Operating expenses declined by $25 million or 6%, as lower stock-based compensation was partly offset by higher performance-related compensation costs. Salaries and benefits expenses were also lower.

26    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	April 30 2012	January 31 2012	April 30 2011(3)	April 30 2012	April 30 2011(3)
Business segment income
Net interest income	$(141)	$(95)	$(84)	$(236)	$(171)
Net fee and commission revenues	(77)	(31)	(25)	(108)	(76)
Net income from investments in associated corporations	(43)	(29)	(38)	(72)	(82)
Other operating income	(30)	72	78	42	76
Provision for credit losses	–	–	–	–	–
Operating expenses	(22)	9	(5)	(13)	21
Income tax expense(4)	(135)	(63)	(47)	(198)	(122)
Net income	$(134)	$(29)	$(17)	$(163)	$(152)
Net income attributable to non-controlling interests
Capital instrument holders	$13	$13	$14	$26	$29
Net income attributable to equity holders of the Bank	$(147)	$(42)	$(31)	$(189)	$(181)
Other measures
Average assets ($ billions)	$89	$97	$76	$92	$72
Average liabilities ($ billions)	$224	$219	$190	$221	$183
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Refer to footnote 2 on page 22 for a discussion of changes to business segment reporting.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), January 31, 2012 ($68) and April 30, 2011 ($69), and for the six months ended April 30, 2012 ($137) and April 30, 2011 ($140) to arrive at the amounts reported in the Consolidated Statement of Income.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period analysis is not relevant.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $69 million in the second quarter, compared to $69 million in the same period last year and $68 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each quarter.

Q2 2012

The net loss of $134 million reflected the impact of asset/liability management activities, an impairment loss of $34 million on investment securities, and a $25 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the quarter. The latter had no impact on the Bank’s consolidated results.

Q1 2012

The net loss of $29 million reflected the impact of asset/liability management activities and an impairment loss of $19 million on investment securities, offset in part by a gain of $111 million from the sale of a real estate asset.

Q2 2011

The net loss of $17 million included the impact of asset/liability management activities and an impairment loss of $7 million on investment securities. These were offset in part by foreign currency related gains of $106 million arising from the conversion to IFRS, which were subsequently hedged later in 2011. There was also a favourable impact of $18 million in the fair value of financial instruments used for asset/liability management purposes.

Scotiabank Second Quarter Report 2012    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Total	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Business segment income
Net interest income	$2,481	$2,375	$2,136	$4,856	$4,389
Net fee and commission revenues	1,577	1,500	1,527	3,077	2,771
Net income from investments in associated corporations	120	93	98	213	212
Other operating income	526	653	878	1,179	1,415
Provision for credit losses	264	265	270	529	545
Operating expenses	2,565	2,507	2,395	5,072	4,644
Income tax expense	415	413	353	828	728
Net income	$1,460	$1,436	$1,621	$2,896	$2,870
Net income attributable to non-controlling interests	$69	$38	$38	$107	$79
Non-controlling interests in subsidiaries	56	25	24	81	50
Capital instrument equity holders	13	13	14	26	29
Net income attributable to equity holders of the Bank	$1,391	$1,398	$1,583	$2,789	$2,791
Other measures
Return on economic equity(1)	18.6%	19.8%	25.7%	19.1%	23.1%
Average assets ($ billions)	$647	$636	$575	$641	$565
Average liabilities ($ billions)	$612	$603	$545	$607	$536
(1)	Refer to page 5 for a discussion of non-GAAP measures

Geographic highlights	For the three months ended				For the six months ended
(Unaudited) ($ millions)	April 30 2012	January 31 2012		April 30 2011	April 30 2012	April 30 2011
Geographic segment income
Canada	$705	$693	(1)	$965	$1,398	$1,653
United States	143	116	(1)	138	259	270
Mexico	78	66		74	144	131
Peru	89	85		69	174	135
Other international	471	445		416	916	782
Corporate adjustments	(26)	31		(41)	5	(101)
Net income	$1,460	$1,436		$1,621	$2,896	$2,870
Average assets ($ billions)
Canada	$372	$370	(1)	$354	$371	$352
United States	84	86	(1)	61	85	54
Mexico	20	19		20	19	19
Peru	12	12		10	12	10
Other international	131	122		109	127	108
Corporate adjustments	28	27		21	27	22
	$647	$636		$575	$641	$565
(1)	These amounts have been restated to conform with current and historical presentations.

Quarterly Financial Highlights

	For the three months ended
	IFRS		IFRS				CGAAP(1)
	Apr. 30 2012	Jan. 31 2012	Oct. 31 2011	Jul. 31 2011	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010	Jul. 31 2010
Total revenue ($ millions)	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148	$3,942	$3,784
Total revenue (TEB(2)) ($ millions)	4,773	4,689	4,299	4,371	4,708	4,219	4,012	3,854
Net income ($ millions)	1,460	1,436	1,157	1,303	1,621	1,249	1,092	1,062
Basic earnings per share ($)	1.18	1.23	0.99	1.12	1.42	1.11	1.00	0.98
Diluted earnings per share ($)	1.15	1.20	0.97	1.10	1.39	1.08	1.00	0.98
(1)	Amounts based on Canadian GAAP are presented for periods prior to the IFRS adoption date of November 1, 2010.
(2)	Refer to page 5 for a discussion of non-GAAP measures.

28    Scotiabank Second Quarter Report 2012

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at April 30, 2012	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$10,964	$0.55	–	1,141,333
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(12)(15)	$750	$33.13	6.626%	750
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650
Trust subordinated notes	Amount ($ millions)		Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(13)	$1,000		5.25%	1,000
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(14)				23,843
(1)	Dividends on common shares are paid quarterly. As at May 18, 2012, the number of outstanding common shares and options was 1,141,598 thousand and 23,829 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 14 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 13 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(13)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 13 of the consolidated financial statements in the Bank’s 2011 Annual Report for further details).
(14)	Included are 12,004 thousand stock options with tandem stock appreciation right (SAR) features.
(15)	On May 16, 2012, the Bank announced Scotiabank Capital Trust’s intention to redeem all issued and outstanding Scotiabank Trust Securities – Series 2002-1 at par plus unpaid indicated distributions on June 30, 2012, the redemption date.

Further details, including convertibility features, are available in Notes 13, 14, 15 and 18 of the October 31, 2011 consolidated financial statements presented in the Bank’s 2011 Annual Report.

Scotiabank Second Quarter Report 2012    29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at			Opening as at
(Unaudited) ($ millions)	Note	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Assets
Cash and deposits with banks	5	$67,622	$52,891	$45,222	$40,231
Precious metals		10,116	10,810	9,249	6,497
Trading assets
Securities	6(a)	82,012	74,262	62,192	61,987
Loans	6(b)	11,864	13,631	13,607	11,427
Other		338	193	–	–
		94,214	88,086	75,799	73,414
Financial assets designated at fair value through profit or loss		317	362	375	823
Securities purchased under resale agreements		44,473	40,165	34,582	27,920
Derivative financial instruments		31,801	37,203	37,322	26,908
Investment securities	7	28,737	30,227	30,176	31,381
Loans
Residential mortgages		167,325	164,828	161,685	152,324
Personal and credit cards		65,560	65,697	63,317	63,531
Business and government		114,894	113,451	105,260	94,811
		347,779	343,976	330,262	310,666
Allowance for credit losses	9(a)	2,713	2,750	2,689	2,630
		345,066	341,226	327,573	308,036
Other
Customers’ liability under acceptances		8,624	7,924	8,172	7,616
Property and equipment	10	2,632	2,623	2,504	2,398
Investments in associates	11	4,598	4,595	4,434	4,635
Goodwill and other intangible assets	12	8,633	7,672	7,639	3,661
Deferred tax assets	13	2,092	2,026	2,214	2,976
Other assets	14	10,765	11,245	9,162	7,474
		37,344	36,085	34,125	28,760
Total assets		$659,690	$637,055	$594,423	$543,970
Liabilities
Deposits
Personal	16	$136,076	$137,804	$133,025	$128,850
Business and government	16	295,996	285,857	266,965	233,349
Banks	16	28,835	27,948	21,345	22,113
		460,907	451,609	421,335	384,312
Other
Acceptances		8,624	7,924	8,172	7,616
Obligations related to securities sold short		22,395	17,139	15,450	21,519
Derivative financial instruments		35,053	41,455	40,236	31,438
Obligations related to securities sold under repurchase agreements		54,031	45,827	38,216	32,788
Subordinated debentures	18	6,896	6,930	6,923	6,939
Capital instrument liabilities	19	2,046	2,024	2,003	2,415
Other liabilities	20	33,071	30,010	29,848	29,725
		162,116	151,309	140,848	132,440
Total liabilities		623,023	602,918	562,183	516,752
Equity
Common equity
Common shares		10,964	9,069	8,336	5,750
Retained earnings		19,937	19,225	18,421	15,684
Accumulated other comprehensive income (loss)		(445)	(287)	(497)	269
Other reserves		110	105	96	25
Total common equity		30,566	28,112	26,356	21,728
Preferred shares		4,384	4,384	4,384	3,975
Total equity attributable to equity holders of the Bank		34,950	32,496	30,740	25,703
Non-controlling interests
Non-controlling interests in subsidiaries		887	823	626	559
Capital instrument equity holders	20	830	818	874	956
Total equity		36,667	34,137	32,240	27,218
Total liabilities and equity		$659,690	$637,055	$594,423	$543,970

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

30    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Revenue Interest income(1)
Loans		$3,866	$3,750	$3,456	$7,616	$7,043
Securities		252	255	238	507	484
Securities purchased under resale agreements		58	49	55	107	113
Deposits with banks		75	73	63	148	127
		4,251	4,127	3,812	8,378	7,767
Interest expense
Deposits(1)		1,452	1,446	1,377	2,898	2,779
Subordinated debentures		92	92	94	184	185
Capital instrument liabilities		35	34	33	69	71
Other(1)		191	180	172	371	343
		1,770	1,752	1,676	3,522	3,378
Net interest income		2,481	2,375	2,136	4,856	4,389
Fee and commission revenues
Banking	26	792	755	675	1,547	1,372
Wealth management	26	554	528	562	1,082	886
Underwriting and other advisory		129	120	146	249	280
Non-trading foreign exchange		91	97	124	188	198
Other		74	69	69	143	133
		1,640	1,569	1,576	3,209	2,869
Fee and commission expenses		63	69	49	132	98
Net fee and commission revenues		1,577	1,500	1,527	3,077	2,771
Other operating income
Revenue from trading operations	27	318	322	216	640	509
Net gain on investment securities	7(b)	57	54	88	111	112
Net income from investments in associated corporations	11	120	93	98	213	212
Insurance underwriting income, net of claims(2)		95	94	54	189	133
Other(2)		56	183	520	239	661
		646	746	976	1,392	1,627
Total revenue		4,704	4,621	4,639	9,325	8,787
Provision for credit losses		264	265	270	529	545
		4,440	4,356	4,369	8,796	8,242
Operating expenses
Salaries and employee benefits		1,422	1,449	1,358	2,871	2,633
Premises and technology		388	366	352	754	697
Depreciation and amortization		108	106	114	214	202
Communications		93	88	88	181	173
Advertising and business development		98	104	98	202	190
Professional		87	68	70	155	133
Business and capital taxes		64	54	44	118	96
Other		305	272	271	577	520
		2,565	2,507	2,395	5,072	4,644
Income before taxes		1,875	1,849	1,974	3,724	3,598
Income tax expense		415	413	353	828	728
Net income		$1,460	$1,436	$1,621	$2,896	$2,870
Net income attributable to non-controlling interests		$69	$38	$38	$107	$79
Non-controlling interests in subsidiaries		56	25	24	81	50
Capital instrument equity holders		13	13	14	26	29
Net income attributable to equity holders of the Bank		1,391	1,398	1,583	2,789	2,791
Preferred shareholders		55	55	55	110	106
Common shareholders		1,336	1,343	1,528	2,679	2,685
Earnings per common share (in dollars)(3):
Basic	28	$1.18	$1.23	$1.42	$2.41	$2.53
Diluted	28	$1.15	$1.20	$1.39	$2.36	$2.47

(1) Prior periods have been reclassified to conform with current presentation with respect to the reclassification of net interest income from trading operations to other operating income.

(2) Comparative amounts have been reclassified to conform with current period presentation.

(3) The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2012    31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net income	$1,460	$1,436	$1,621	$2,896	$2,870
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(363)	188	(1,047)	(175)	(1,468)
Net gains (losses) on hedges of net investments in foreign operations	80	(60)	322	20	435
Income tax expense (benefit)	20	(15)	93	5	126
	(303)	143	(818)	(160)	(1,159)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	55	73	124	128	(8)
Reclassification of net (gains) losses to net income	42	(77)	(2)	(35)	119
Income tax expense (benefit)	23	(2)	30	21	33
	74	(2)	92	72	78
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	10	70	78	80	132
Reclassification of net (gains) losses to net income	79	(4)	(29)	75	18
Income tax expense (benefit)	27	17	13	44	43
	62	49	36	111	107
Other comprehensive income from investments in associates	(3)	19	–	16	–
Other comprehensive income (loss)	(170)	209	(690)	39	(974)
Comprehensive income	$1,290	$1,645	$931	$2,935	$1,896
Comprehensive income attributable to non-controlling interests	$57	$37	$14	$94	$50
Non-controlling interests in subsidiaries	44	24	–	68	21
Capital instrument equity holders	13	13	14	26	29
Comprehensive income attributable to equity holders of the Bank	1,233	1,608	917	2,841	1,846
Preferred shareholders	55	55	55	110	106
Common shareholders	$1,178	$1,553	$862	$2,731	$1,740

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

32    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(1)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	2,679	–	–	–	–	–	2,679	110	2,789	81	26	2,896
Other comprehensive income (loss)	–	–	(151)	76	111	16	–	52	–	52	(13)	–	39
Total comprehensive income	$–	$2,679	$(151)	$76	$111	$16	$–	$2,731	$110	$2,841	$68	$26	$2,935
Shares issued	2,628	8	–	–	–	–	(16)	2,620	–	2,620	–	–	2,620
Common dividends paid	–	(1,193)	–	–	–	–	–	(1,193)	–	(1,193)	–	–	(1,193)
Preferred dividends paid	–	–	–	–	–	–	–	–	(110)	(110)	–	–	(110)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(22)	(70)	(92)
Share-based payments	–	–	–	–	–	–	26	26	–	26	–	–	26
Other	–	22	–	–	–	–	4	26	–	26	215 (2)	–	241
Balance as at April 30, 2012	$10,964	$19,937	$(848)	$517	$(140)	$26	$110	$30,566	$4,384	$34,950	$887	$830	$36,667

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	2,685	–	–	–	–	–	2,685	106	2,791	50	29	2,870
Other comprehensive income (loss)	–	–	(1,127)	75	107	–	–	(945)	–	(945)	(29)	–	(974)
Total comprehensive income	$–	$2,685	$(1,127)	$75	$107	$–	$–	$1,740	$106	$1,846	$21	$29	$1,896
Shares issued	2,221	–	–	–	–	–	(1)	2,220	409	2,629	–	–	2,629
Common dividends paid	–	(1,073)	–	–	–	–	–	(1,073)	–	(1,073)	–	–	(1,073)
Preferred dividends paid	–	–	–	–	–	–	–	–	(106)	(106)	–	–	(106)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(22)	(70)	(92)
Share-based payments	–	–	–	–	–	–	28	28	–	28	–	–	28
Other	–	(8)	–	–	–	–	6	(2)	–	(2)	1 (2)	–	(1)
Balance as at April 30, 2011	$7,971	$17,288	$(1,127)	$691	$(250)	$10	$58	$24,641	$4,384	$29,025	$559	$915	$30,499
(1)	Represents amounts on account of share-based payments.
(2)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2012    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows	For the three months ended		For the six months ended
(Unaudited) ($ millions)	April 30 2012	April 30 2011	April 30 2012	April 30 2011
Cash flows from operating activities
Net income	$1,460	$1,621	$2,896	$2,870
Adjustment for:
Net interest income	(2,481)	(2,136)	(4,856)	(4,389)
Depreciation and amortization	108	114	214	202
Gains resulting from new acquisition-related accounting standards	–	(286)	–	(286)
Provisions for credit losses	264	270	529	545
Equity-settled share-based payment transactions	4	10	26	28
Net gain on investment securities	(57)	(88)	(111)	(112)
Net income from investments in associated corporations	(120)	(98)	(213)	(212)
Provision for income taxes	415	353	828	728
Changes in operating assets and liabilities:
Trading assets	(6,548)	(9,233)	(18,787)	(16,738)
Securities purchased under resale agreements	(4,580)	6,842	(10,433)	1,282
Loans	(5,698)	(5,262)	(13,486)	(9,137)
Deposits	12,408	29,533	36,747	47,232
Obligations related to securities sold short	5,349	(88)	7,236	4,265
Obligations related to assets sold under repurchase agreements	8,596	(472)	16,243	2,354
Net derivative financial instruments	(1,078)	2,259	357	1,169
Other, net	3,483	879	64	(3,092)
Dividends received	213	457	504	766
Interest received	3,194	4,154	7,881	8,664
Interest paid	(1,140)	(2,556)	(3,729)	(5,030)
Income tax paid	(303)	(367)	(653)	(925)
Net cash generated from operating activities	13,489	25,906	21,257	30,184
Cash flows from investing activities
Interest-bearing deposits with banks	(12,191)	(20,714)	(19,790)	(25,730)
Purchase of investment securities	(6,058)	(7,697)	(13,561)	(14,451)
Proceeds from sale and maturity of investment securities	7,189	7,278	14,920	15,610
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(81)	(338)	(583)	(338)
Property and equipment, net of disposals	(59)	(125)	9	(199)
Other, net	(132)	(3,844)	(173)	(3,862)
Net cash from (used in) investing activities	(11,332)	(25,440)	(19,178)	(28,970)
Cash flows from financing activities
Repayments/redemption of subordinated debentures	(10)	–	(10)	–
Redemption of capital instruments	–	–	–	(500)
Proceeds from common shares issued	1,866	199	2,041	365
Cash dividends paid	(681)	(616)	(1,303)	(1,179)
Distributions to non-controlling interests	(11)	(13)	(92)	(92)
Other, net	(116)	39	46	259
Net cash from (used in) financing activities	1,048	(391)	682	(1,147)
Effect of exchange rate changes on cash and cash equivalents	(39)	(79)	(40)	(121)
Net change in cash and cash equivalents	3,166	(4)	2,721	(54)
Cash and cash equivalents at beginning of period(1)	3,849	3,680	4,294	3,730
Cash and cash equivalents at end of period(1)	$7,015	$3,676	$7,015	$3,676
(1)	Represents cash and non-interest bearing deposits with banks (Refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

34    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q2 2012

Condensed Interim Consolidated Financial Statements

Page	Note
36	1.	Reporting entity

36	2.	Basis of preparation

37	3.	Significant accounting policies

52	4.	Future accounting developments

52	5.	Cash and deposits with banks

53	6.	Trading assets

53	7.	Investment securities

54	8.	Securitization

55	9.	Allowance for credit losses and impaired loans

56	10.	Property and equipment

56	11.	Investments in associates

56	12.	Goodwill and other intangible assets

58	13.	Deferred tax assets and liabilities

58	14.	Other assets

59	15.	Leasing

59	16.	Deposits

59	17.	Covered bond trust

59	18.	Subordinated debentures

60	19.	Capital instruments

60	20.	Other liabilities

60	21.	Capital management

62	22.	Share-based payments

62	23.	Employee benefits

62	24.	Operating segments

66	25.	Related party transactions

66	26.	Fee and commission revenues

66	27.	Revenue from trading operations

67	28.	Earnings per share

67	29.	Financial instruments

78	30.	Business combinations

79	31.	Events after the Consolidated Statement of Financial Position date

79	32.	First-time adoption of IFRS

Scotiabank Second Quarter Report 2012    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank. These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

An explanation for how the transition from IFRS has affected the reported financial position, financial performance and cash flows of the Bank is provided in Note 32, First-time adoption of IFRS. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under previous CGAAP to those reported for those periods and at the date of transition under IFRS.

The condensed interim consolidated financial statements for the quarter ended April 30, 2012 have been approved for issue by the Board of Directors on May 28, 2012.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS Consolidated Statement of Financial Position as at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise stated.

Basis of consolidation

The condensed interim consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

•	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
•	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank is also able to exercise significant influence through board representation. The effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Scotiabank Second Quarter Report 2012    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign operation, translation differences relating thereto and previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed of.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated. Regular-way purchases and sales of financial assets, other than loans and receivables, are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria is applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows

38    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset have expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued through non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financing.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, with the net amount reported in the Consolidated Statement of Financial Position only if there is currently a legal enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with banks

Cash and deposits with banks comprises cash, cash equivalents, demand deposits with banks, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – revenue from trading operations in the Consolidated Statement of Income.

Interest income and expenses, related to these assets and liabilities, are recorded in interest income – other and interest expense-other respectively.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains (losses) due to fair value changes on trading assets and liabilities, except for those used to manage the volatility of share-based payment expense, are recognized as part of other operating income-revenue from trading operations in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

•

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

Scotiabank Second Quarter Report 2012    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

•	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows.

Financial assets and financial liabilities at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are recorded in interest income – securities and interest expense – other respectively in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financing arrangements. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – revenue from trading operations in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – revenue from trading operations, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the- counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its asset/liability management exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

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The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – revenue from trading operations in the Consolidated Statement of Income.

Changes in the fair value of derivatives used in asset/liability management that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income-other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value in relation to units hedged is included in operating expenses-salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives used in asset/liability management that qualify for hedge accounting are recorded as other operating income-other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income on an average cost basis. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income-

securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

•	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
•	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal;
•	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists.

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In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment assessed is based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated by the Bank which are not classified either as held-for-trading or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans are recognized when cash is advanced to a borrower. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

•	significant financial difficulty of the borrower;
•	a default or delinquency in interest or principal payments;
•	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

•	the customers ability to generate sufficient cash flow to service debt obligations;
•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

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•	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Impaired loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristic are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the

Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

•	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
•	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
•

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

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Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (“concessions”). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investments in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated

Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings, buildings fittings, equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, buildings fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted if appropriate.

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When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income, in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the consolidated statement of income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree and the equity interests issued by the Bank. The Bank recognizes the acquisition-date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other.

All identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the asset had been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated.

Any excess of the cost of acquisition over the fair value of the identifiable assets acquired and all liabilities assumed and any non-controlling interests in the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the difference is recognized immediately in other operating income – other in the Consolidated Statement of Income.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually in the third quarter each year and when circumstances indicate that the carrying value may be impaired. Goodwill is reviewed at each reporting date to determine whether there is any indication of

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impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash- generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Intangible assets with indefinite useful lives are not amortized.

As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. In addition, intangible assets with indefinite useful lives are tested for impairment annually in the third quarter.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will

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be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated

Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling

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interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

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When the net amount in the consolidated statement of financial position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net balance sheet asset or liability is included in other assets and other liabilities, as appropriate in the consolidated statement of financial position.

If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 9 to 18 years and from 8 to 27 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in profit or loss.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in profit or loss in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are

Scotiabank Second Quarter Report 2012    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to revenue from trading operations.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, loan syndication fees and asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expense

Fee and commission expense relates to transaction and service fee which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Share appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem share appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem share appreciation right, both the exercise price proceeds together with the accrued liability are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem share appreciation rights, share appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behavior patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment compensation expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Historically, assets and liabilities are transfer-priced at short-term wholesale market rates.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding at the beginning of the period or at a later date. Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem share appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt any of the standards or amendments per the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities. The IASB also issued a proposal to clarify the transition guidance in IFRS 10.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).
•

IFRS 12, Disclosure of Interests in Other Entities, requires enhanced disclosures on all forms of interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•	IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a framework for measuring fair value, and provides disclosure requirements for use across the IFRS standards.
•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank). In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2014

•	IAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Liabilities, clarifies the application of the offsetting requirements.

Effective November 1, 2015

•	IFRS 9, Financial Instruments, has been amended by the IASB to postpone the effective date for two years from the original effective date.

5.	Cash and deposits with banks

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Cash and non-interest-bearing deposits with banks	$7,015	$3,849	$4,294	$3,730
Interest-bearing deposits with banks	60,607	49,042	40,928	36,501
Total	$67,622	$52,891	$45,222	$40,231

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $10,206 million (January 31, 2012 – $6,335 million; October 31, 2011 – $7,114 million; November 1, 2010 – $5,906 million). Certain deposits with banks amounting to $nil (January 31, 2012 – $nil; October 31, 2011 – $nil; November 1, 2010 – $701 million) are pledged as security for certain liabilities related to the Canada Mortgage and Housing Corporation securitization program.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Trading securities:
Canadian federal government debt	$18,491	$14,178	$12,759	$16,186
Canadian provincial and municipal debt	5,138	4,852	4,228	4,487
U.S. treasury and other U.S. agencies’ debt	8,939	9,481	3,492	5,065
Other foreign governments’ debt	6,010	5,459	5,123	4,755
Common shares	33,057	29,705	26,724	22,267
Other	10,377	10,587	9,866	9,227
Total	$82,012	$74,262	$62,192	$61,987
Total by currency (In Canadian equivalent):
Canadian dollar	$53,244	$48,296	$46,059	$49,065
U.S. dollar	16,703	15,386	7,823	7,158
Mexican peso	2,319	3,110	2,935	2,553
Other currencies	9,746	7,470	5,375	3,211
Total trading securities	$82,012	$74,262	$62,192	$61,987

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Trading loans(1)(2)(3)
U.S.	$5,425	$5,766	$5,832	$5,381
Europe(4)	3,238	4,169	4,333	3,442
Asia Pacific(4)	2,037	2,703	2,382	1,802
Canada	214	256	274	334
Other	950	737	786	468
Total	$11,864	$13,631	$13,607	$11,427
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	A portion $2,925 (January 31, 2012 – $3,204; October 31, 2011 – $3,347) of trading loans serve as a hedge to loan-based credit total return swaps.
(4)	These loans are related to short-term precious metals trading and lending activities.

7.	(a) Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

Investment securities includes $212 million of held-to-maturity securities carried at amortized cost (January 31, 2012 –$234 million, October 31, 2011 – $233 million).

An analysis of available-for-sale securities is as follows:

	As at April 30, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,128	$101	$6	$7,223
Canadian provincial and municipal debt	3,171	35	2	3,204
U.S. treasury and other U.S. agencies’ debt	485	1	4	482
Other foreign governments’ debt	6,511	196	21	6,686
Bonds of designated emerging markets	128	74	–	202
Other debt	7,179	267	125	7,321
Preferred shares	444	16	38	422
Common shares	2,520	660	195	2,985
Total available-for-sale securities	$27,566	$1,350	$391	$28,525

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$8,509	$186	$1	$8,694
Canadian provincial and municipal debt	3,066	45	2	3,109
U.S. treasury and other U.S. agencies’ debt	821	–	5	816
Other foreign governments’ debt	6,327	215	31	6,511
Bonds of designated emerging markets	130	76	–	206
Other debt	7,000	253	155	7,098
Preferred shares	446	19	40	425
Common shares	2,707	601	174	3,134
Total available-for-sale securities	$29,006	$1,395	$408	$29,993

	As at October 31, 2011
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$9,413	$160	$5	$9,568
Canadian provincial and municipal debt	2,285	38	4	2,319
U.S. treasury and other U.S. agencies’ debt	685	–	2	683
Other foreign governments’ debt	6,539	242	30	6,751
Bonds of designated emerging markets	163	108	–	271
Other debt	6,897	254	183	6,968
Preferred shares	453	19	53	419
Common shares	2,545	622	203	2,964
Total available-for-sale securities	$28,980	$1,443	$480	$29,943

	Opening as at November 1, 2010
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$11,635	$183	$1	$11,817
Canadian provincial and municipal debt	1,101	30	–	1,131
U.S. treasury and other U.S. agencies’ debt	1,225	19	4	1,240
Other foreign governments’ debt	4,834	276	40	5,070
Bonds of designated emerging markets	180	132	–	312
Other debt	8,223	290	147	8,366
Preferred shares	489	24	43	470
Common shares	2,249	571	115	2,705
Total financial investments	$29,936	$1,525	$350	$31,111

The net unrealized gain on investment securities of $959 million (January 31, 2012 – gain of $987 million, October 31, 2011 – gain of $963 million, November 1, 2010 – gain of $1,175 million) decreases to a net unrealized gain of $829 million (January 31, 2012 – gain of $732 million, October 31, 2011 – gain of $736 million, November 1, 2010 – gain of $955 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on investment securities is recorded in accumulated other comprehensive income.

(b)	Net gain on investment securities

	For the three months ended			For the six months ended
($ millions)	April 30 2012	Jan 30 2012	April 30 2011	April 30 2012	April 30 2011
Net realized gains or losses	$94	$80	$95	$174	$162
Impairment losses	(37)	(26)	(7)	(63)	(50)
Net gain on investment securities	$57	$54	$88	$111	$112

8.	Securitization

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the balance sheet as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in deposits on the balance sheet.

The following table provides the carrying amount of transferred assets that fail derecognition and the associated liabilities:

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Carrying value of residential mortgage loans	$16,481	$16,616	$17,156	$14,035
Other related assets(1)	9,182	8,124	7,846	9,346
Carrying value of associated liabilities	25,994	25,010	25,334	23,659
(1)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

9.	Allowance for credit losses and impaired loans

(a)	Allowance for credit losses

	As at and for the six months ended								Opening as at
	April 30, 2012						January 31 2012	October 31 2011	November 1 2010
($ millions)	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period	Balance at end of period	Balance at end of period
Individual	$516	$(97)	$42	$55	$(48)	$468	$543	$516	$489
Collective	2,173	(544)	142	474	–	2,245	2,207	2,173	2,141
	$2,689	$(641)	$184	$529	$(48)	$2,713	$2,750	$2,689	$2,630

Represented by:

Allowance against impaired loans	$ 1,536	$ 1,573	$ 1,465	$ 1,377
Allowance against performing loans(1)	1,177	1,177	1,224	1,253
	$ 2,713	$ 2,750	$ 2,689	$ 2,630
(1)	The allowance for performing loans is attributable to business and government loans ($929) (January 31, 2012 – $937; October 31, 2011 – $981; November 1, 2010 – $ 1,105) with the remainder allocated to personal and credit cards ($95) (January 31, 2012 – $90; October 31, 2011 – $187; November 1, 2010 – $ 95) and residential mortgages ($153) (January 31, 2012 – $150; October 31, 2011 – $56; November 1, 2010 – $ 53).

(b)	Impaired loans(1)

	As at						Opening as at
	April 30, 2012				January 31 2012	October 31 2011	November 1 2010
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Net	Net	Net
Business and government	$1,380	$468	(2)	$912	$804	$857	$971
Residential mortgages	1,316	339	(3)	977	1,008	1,068	1,230
Personal and credit cards	861	729	(3)	132	102	159	90
Total	$3,557	$1,536		$2,021	$1,914	$2,084	$2,291
By geography:
Canada	$1,093	$684		$409	$466	$482	$552
United States	95	20		75	2	–	90
Other international	2,369	832		1,537	1,446	1,602	1,649
Total	$3,557	$1,536		$2,021	$1,914	$2,084	$2,291
(1)	Interest income recognized on impaired loans during the three month period ended April 30, 2012, was $6 (January 31, 2012 – $6).
(2)	Allowance for credit losses for business and government loans is individually assessed.
(3)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Property and equipment

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Investment property	$252	$252	$252	$ 255
Land, buildings and equipment	2,380	2,371	2,252	2,143
Total	$2,632	$2,623	$2,504	$ 2,398

11.	Investments in associates

Significant interests in associates

The Bank had significant investments in the following associates:

	As at								Opening as at
			April 30, 2012				January 31 2012	October 31 2011	November 1 2010
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		April 30, 2012	$2,498	$2,484	$2,468	$2,411
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		March 31, 2012	1,463	1,467	1,430	1,367
Maduro & Curiel’s Bank N.V.	Netherlands Antilles	Banking	48.2%		March 31, 2012	156	158	152	138
Bank of Xi’an Co. Ltd.	China	Banking	18.1%	(3)	March 31, 2012	207	198	95	72
DundeeWealth Inc.(4)	Canada	Wealth Management	N/A		N/A	N/A	N/A	N/A	372
(1)	Represents the date of the most recent published financial statements where available, financial statements prepared by the associates’ management or other published information to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at April 30, 2012, the Bank’s investment in CI Financial Corp. amounted to $2,474 (January 31, 2012 – $2,256, October 31, 2011 – $2,092; November 1, 2010 – $2,237).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. In the first quarter of 2012, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 3.3% for approximately $100.
(4)	On November 1, 2010, the Bank had significant influence over DundeeWealth through its 19% ownership interest and accounted for its investment using the equity method. Based on the quoted price on the TSX of DundeeWealth as at November 1, 2010, the Bank’s investment in DundeeWealth amounted to $477. During the second quarter of 2011, the Bank completed its acquisition of 100% of the issued and outstanding common shares of DundeeWealth.
N/A	– not applicable as control of DundeeWealth was acquired on February 1, 2011.

In aggregate, associates had the following balance sheet and three-month income statement amounts as per their most recent financial statements: total assets of $49.6 billion (January 31, 2012 – $51.3 billion, October 31, 2011 – $47.5 billion, November 1, 2010 – $ 47.4 billion); total liabilities of $44.2 billion (January 31, 2012 – $46.1 billion, October 31, 2011 – $42.3 billion, November 1, 2010 – $41.2 billion); revenues of $899 million (January 31, 2012 – $910 million, October 31, 2011 – $933 million); and net income of $240 million (January 31, 2012 – $177 million, October 31, 2011 – $223 million).

12.	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill cash-generating units (CGUs) or group of CGUs are as follows:

	Canadian Banking	Global Wealth Management(1)	Global Capital Markets(2)	Global Corporate & Investment Banking	Latin America(3)	Caribbean/ Central America	Pacific	Total
Balance as at April 30, 2012	$334	$2,002	$86	$107	$2,080	$649	–	$5,258
Balance as at October 31, 2011	$334	$2,001	$16	$109	$1,235	$656	–	$4,351
Balance as at November 1, 2010	$334	$774	$17	$103	$1,171	$665	–	$3,064
(1)	The change from November 1, 2010 to October 31, 2011 is mainly due to the acquisition of DundeeWealth Inc. Refer to the Bank’s 2011 Annual Report for further details.
(2)	The change from October 31, 2011 to April 30, 2012 is mainly due to the acquisition of Howard Weil Incorporated.
(3)	The change from October 31, 2011 to April 30, 2012 is mainly due to the acquisition of Banco Colpatria. Refer to Note 30 Business combinations in the condensed interim consolidated financial statements for further details.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of goodwill and key assumptions

Goodwill acquired in business combinations is allocated to the CGUs or group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually in the third quarter or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU or group of CGUs falling below its carrying value.

The carrying value also considers the amount of goodwill and unamortized intangible assets allocated to a CGU or group of CGUs. The recoverable amount is the higher of fair value less costs to sell and value in use. The recoverable amount is determined based on fair value less costs to sell using price earnings (P/E) multiples applied to normalized net income for the last four quarters. P/E multiples ranging from 9-13 are applied to the normalized net income and a control premium is added if applicable based on a five year weighted average acquisition premiums paid for comparable companies. Costs to sell are deducted from the fair value of each CGU or group of CGUs, and the resultant recoverable amount is then compared to its respective carrying amount.

The fair value less costs to sell of a CGU or group of CGUs is sensitive to changes in the P/E multiples and the control premium. Management believes that reasonable changes in key assumptions used to determine the recoverable amount of the CGU or group of CGUs would not result in an impairment.

Goodwill was assessed for impairment as at April 30, 2012, October 31, 2011 and November 1, 2010, based on the seven CGUs, and no impairment was determined.

Intangible assets

					As at					Opening as at
($ millions)	Finite life			Indefinite life	April 30 2012	January 31 2012		October 31 2011		November 1 2010
	Cost	Accumulated amortization	Net	Cost	Total	Total	(1)	Total	(1)	Total	(1)
Computer software	$ 780	$ 188	$ 592	$ –	$ 592	$ 524		$ 499		$ 356
Fund management contracts	–	–	–	2,325	2,325	2,325		2,325		–
Other intangibles	915	524	391	67	458	447		464		241
Total	$ 1,695	$ 712	$ 983	$ 2,392	$ 3,375	$ 3,296		$ 3,288		$ 597
(1)	Included in the above are indefinite life intangible assets at January 31, 2012 of $2,390, October 31, 2011 of $2,390, and November 1, 2010 $nil.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Deferred tax assets and liabilities

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the six months ended	For the year ended	As at			Opening as at
($ millions)	April 30 2012	October 31 2011	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Deferred tax assets:
Loss carryforwards	$137	$195	$981	$1,102	$1,114	$1,242
Allowance for credit losses	11	88	622	571	581	697
Deferred compensation	24	28	234	223	276	310
Deferred income	(60)	12	236	201	218	214
Premises and equipment	(8)	(66)	125	102	98	50
Pension and other post retirement benefits	(7)	9	430	425	421	393
Securities	6	16	170	37	129	227
Other	156	155	242	162	257	318
Total deferred tax assets	$259	$437	$3,040	$2,823	$3,094	$3,451
Deferred tax liabilities:
Deferred income	$(3)	$14	$17	$58	$60	$8
Premises and equipment	1	4	62	53	54	101
Pension and other post retirement benefits	(17)	23	94	52	50	67
Securities	76	51	134	66	144	405
Intangible assets	(9)	(13)	810	801	802	135
Other	(8)	186	312	217	248	203
Total deferred tax liabilities	$40	$265	$1,429	$1,247	$1,358	$919
Net deferred tax expense (benefit)	$219	$172	n/a	n/a	n/a	n/a
Net deferred tax asset (liabilities)(1)	n/a	n/a	$1,611	$1,576	$1,736	$2,532
(1)	Net deferred taxes of $1,611 (January 31, 2012 – $1,576, October 31, 2011 – $1,736, November 1, 2010 – $2,532) are represented by deferred tax assets of $2,092 (January 31, 2012 – $2,026, October 31, 2011 – $2,214, November 1, 2010 – $2,976), net of deferred tax liabilities of $481 (January 31, 2012 – $450, October 31, 2011 – $478, November 1, 2010 – $444).

Temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amount to $328 million (January 31, 2012 – $327 million, October 31, 2011 – $335 million, November 1, 2010 – $317 million) and are available to be offset against potential tax adjustments or future taxable income. The amount related to unrecognized tax losses is $38 million which will expire as follows; $8 million in 2013 to 2016, $30 million with no fixed expiry date.

Included in the net deferred tax assets are tax benefits of $55 million (January 31, 2012 – $53 million, October 31, 2011 – $53 million, November 1, 2010 – $109 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

14.	Other assets

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Accrued interest	$1,709	$1,486	$1,567	$1,519
Accounts receivable	1,432	1,294	2,036	1,569
Current tax assets	603	632	49	120
Pension assets(1)	206	144	170	135
Receivable from brokers, dealers and clients	1,713	843	763	292
Receivable from the Federal Deposit Insurance Corporation	636	683	775	852
Other	4,466	6,163	3,802	2,987
Total	$10,765	$11,245	$9,162	$7,474
(1)	Includes only principal plans.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Leasing

Finance lease receivables

The Bank specializes in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Gross investment in finance lease receivables	$4,273	$4,385	$4,027	$3,795
Future finance income	403	455	441	499
Present value of minimum lease payments receivable	$3,870	$3,930	$3,586	$3,296

16.	Deposits

	As at							Opening as at
	April 30, 2012					January 31 2012	October 31 2011	November 1 2010
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$3,990	$3,636	$56,512	$71,938	$136,076	$137,804	$133,025	$128,850
Business and government	39,963	14,879	19,913	221,241	295,996	285,857	266,965	233,349
Banks	264	634	676	27,261	28,835	27,948	21,345	22,113
Total	$44,217	$19,149	$77,101	$320,440	$460,907	$451,609	$421,335	$384,312
Recorded in:
Canada					$293,746	$296,008	$276,006	$262,942
United States					80,939	75,015	77,753	52,299
Mexico					9,185	9,126	8,513	9,206
Peru					7,848	7,872	7,326	6,424
Chile					5,161	4,986	4,845	4,350
Colombia					5,420	85	55	–
U.K.					18,158	15,574	12,252	11,606
Other International					40,450	42,943	34,585	37,485
Total(1)					$460,907	$451,609	$421,335	$384,312
(1)	Deposits denominated in U.S. dollars amount to $181,518 (January 31, 2012 – $172,185, October 31, 2011 – $154,726, November 1, 2010 – $125,773) deposits denominated in Mexican pesos amount to $8,428 (January 31, 2012 – $8,465, October 31, 2011 – $7,818, November 1, 2010 – $8,389) and deposits denominated in other foreign currencies amount to $39,440 (January 31, 2012 – $38,667, October 31, 2011 – $30,768, November 1, 2010 – $31,386)

Refer Note 29 (a) for contractual maturity structure for deposits which provides maturities within three months, three to six months, six to twelve months, one to five years and over five years.

17.	Covered bond trust

During the three and six month periods ended April 30, 2012, the Bank issued US$3.0 billion and US$7.5 billion, respectively, of covered bonds. Scotia Covered Bond Trust (SCB Trust), a consolidated SPE, guarantees payments under the Bank’s covered bond program.

Total assets in SCB Trust as at April 30, 2012 were approximately $17 billion (January 31, 2012 – $13.5 billion, October 31, 2011 – $11.3 billion) backed primarily by CMHC insured residential mortgages.

18.	Subordinated debentures

On March 26, 2012, the Bank repurchased US$10 million of Floating Rate Subordinated Debentures due August 2085.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Capital instruments

		As at						Opening as at
($ millions)		April 30, 2012		January 31, 2012		October 31, 2011		November 1, 2010
Trust securities	Face Amount	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by BNS Capital Trust
– Series 2000-1(2)	$500	$–	$–	$–	$–	$–	$–	$494	$–
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2002-1(3)	750	719	22	707	23	696	46	653	89
– Series 2003-1	750	677	65	667	63	657	85	618	124
– Series 2006-1	750	–	743	–	732	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1	650	650	–	650	–	650	–	650	–
Total		$2,046	$830	$2,024	$818	$2,003	$874	$2,415	$956
(1)	Net of distributions payable included in other liabilities.
(2)	On December 31, 2010, BNS Capital Trust redeemed all of its $500 issued and outstanding Scotiabank Trust Securities – Series 2000-1.
(3)	Subsequent to April 30, 2012, the Bank announced Scotiabank Capital Trust’s intention to redeem all issued and outstanding Scotiabank Trust Securities – Series 2002-1. Refer to page 79 for further details.

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instrument equity holders. Capital instruments remain eligible as Tier 1 capital for regulatory purposes.

20.	Other liabilities

	As at			Opening as at
($ millions)	April 30 2012	January 31 2012	October 31 2011	November 1 2010
Accrued interest	$2,029	$2,101	$1,977	$2,096
Accounts payable and accrued expenses	6,553	5,267	5,990	5,165
Current tax liabilities	892	817	370	509
Deferred tax liabilities (Note 13)	481	450	478	444
Gold and silver certificates and bullion	3,668	4,009	3,931	5,153
Margin and collateral accounts	3,862	3,891	4,149	3,360
Payables to brokers, dealers and clients	880	201	245	58
Provisions for off-balance sheet positions, legal and other	302	307	283	304
Pension liabilities	342	352	382	389
Other liabilities of subsidiaries and SPEs	8,991	8,960	8,070	8,559
Other	5,071	3,655	3,973	3,688
Total	$33,071	$30,010	$29,848	$29,725

21.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The

Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial

60    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.

Regulatory capital ratios are determined in accordance with the capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.

Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective

2011, for a significant portion of international corporate and commercial portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB by 2013 and 2014, and currently uses the standardized approach for these portfolios. In 2012, the Bank implemented the Basel Committee’s revised market risk framework (refer to page 70 for details). The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at April 30, 2012. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at April 30, 2012.

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

As at
($ millions)	April 30 2012	January 31 2012	Canadian GAAP(1) October 31, 2011
Total equity attributable to equity holders of the Bank	$34,950	$32,496	$32,760
Adjustment for transition to measurement base under IFRS	964	1,286	–
Components of accumulated other comprehensive income excluded from Tier 1	(403)	(268)	(444)
Capital instrument liabilities and equity	2,900	2,900	2,900
Non-controlling interests in subsidiaries	887	823	640
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(5,375)	(4,586)	(4,662)
Other capital deductions(2)	(2,949)	(3,773)	(2,705)
Tier 1 capital	$30,974	$28,878	$28,489
Qualifying subordinated debentures, net of amortization	6,695	$6,730	$6,723
Other net capital items(3)	(2,249)	(2,316)	(2,679)
Tier 2 capital	$4,446	$4,414	$4,044
Total regulatory capital	$35,420	$33,292	$32,533
Total risk-weighted assets	$252,862	$253,075	$233,970
Capital ratios
Tier 1 capital ratio	12.2%	11.4%	12.2%
Total capital ratio	14.0%	13.2%	13.9%
Assets-to-capital multiple	17.5	x	17.7	x	16.6	x
(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.
(2)	Comprised of 50% of all investments in certain specified corporations, including insurance subsidiaries effective November 1, 2011, and other items.
(3)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities prior to November 1, 2011, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares issued under public offering

On February 9, 2012, the Bank completed its public offering of 33 million common shares, at a price of $50.25 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,628 million, net of transaction costs and related tax of $30 million.

22.	Share-based payments

During the first quarter, the Bank granted 3,837,064 options with an exercise price of $49.93 per option and a weighted average fair value of $7.25 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $4 million and $26 million for the three months and six months ended April 30, 2012, respectively, (April 30, 2011 – $10 million and $28 million) as a result of equity-classified share-based payment expense.

23.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended
($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Benefit expenses
Pension plans	$56	$34	$64	$90	$57
Other benefit plans	31	30	28	61	57
	$87	$64	$92	$151	$114
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

24.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources. During the first quarter the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. Refer to page 60 of the first quarter 2012 interim report for further detail.

62    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, average assets, and average liabilities allocated by these operating segments, are as follows:

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	–	109	54	–	(43)	120
Other operating income	–	81	98	377	(30)	526
Provision for credit losses	120	145	–	(1)	–	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	49	7	–	–	56
Capital instrument equity holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), January 31, 2012 ($68), and April 30, 2011 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,174	$1,003	$123	$170	$(95)	$2,375
Net fee and commission revenues	365	291	586	289	(31)	1,500
Net income from investments in associated corporations	1	68	53	–	(29)	93
Other operating income	9	89	97	386	72	653
Provision for credit losses	136	124	–	5	–	265
Operating expenses	768	845	495	390	9	2,507
Provision for income taxes	170	91	76	139	(63)	413
Net income	$475	$391	$288	$311	$(29)	$1,436
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	18	6	–	–	25
Capital instrument equity holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$474	$373	$282	$311	$(42)	$1,398
Average assets ($ billions)	$219	$101	$13	$206	$97	$636
Average liabilities ($ billions)	$147	$63	$15	$159	$219	$603

	For the three months ended April 30, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$1,088	$848	$100	$184	$(84)	$2,136
Net fee and commission revenues	346	251	631	324	(25)	1,527
Net income from investments in associated corporations	5	90	41	–	(38)	98
Other operating income	–	124	339	337	78	878
Provision for credit losses	146	112	1	11	–	270
Operating expenses	773	702	542	383	(5)	2,395
Provision for income taxes	146	105	74	75	(47)	353
Net income	$374	$394	$494	$376	$(17)	$1,621
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	16	7	–	–	24
Capital instrument holders	–	–	–	–	14	14
Net income attributable to equity holders of the Bank	$373	$378	$487	$376	$(31)	$1,583
Average assets ($ billions)	$208	$90	$13	$188	$76	$575
Average liabilities ($ billions)	$142	$58	$13	$142	$190	$545
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), January 31, 2012 ($68), and April 30, 2011 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank’s consolidated results.

64    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, average assets, and average liabilities, allocated by these operating segments, are as follows:

	For the six months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,330	$2,140	$249	$373	$(236)	$4,856
Net fee and commission revenues	726	627	1,213	619	(108)	3,077
Net income from investments in associated corporations	1	177	107	–	(72)	213
Other operating income	9	170	195	763	42	1,179
Provision for credit losses	256	269	–	4	–	529
Operating expenses	1,539	1,771	1,020	755	(13)	5,072
Provision for income taxes	335	235	158	298	(198)	828
Net income	$936	$839	$586	$698	$(163)	$2,896
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	67	13	–	–	81
Capital instrument holders	–	–	–	–	26	26
Net income attributable to equity holders of the Bank	$935	$772	$573	$698	$(189)	$2,789
Average assets ($ billions)	$220	$107	$13	$209	$92	$641
Average liabilities ($ billions)	$148	$67	$15	$156	$221	$607

	For the six months ended April 30, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$2,248	$1,720	$212	$380	$(171)	$4,389
Net fee and commission revenues	695	519	1,018	615	(76)	2,771
Net income from investments in associated corporations	4	180	110	–	(82)	212
Other operating income	15	203	414	707	76	1,415
Provision for credit losses	311	225	1	8	–	545
Operating expenses	1,504	1,457	878	784	21	4,644
Provision for income taxes	322	187	142	199	(122)	728
Net income	$825	$753	$733	$711	$(152)	$2,870
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	33	15	–	–	50
Capital instrument holders	–	–	–	–	29	29
Net income attributable to equity holders of the Bank	$823	$720	$718	$711	$(181)	$2,791
Average assets ($ billions)	$207	$90	$11	$185	$72	$565
Average liabilities ($ billions)	$142	$58	$12	$141	$183	$536
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the six months ended April 30, 2012 ($137) and April 30, 2011 ($140), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank’s consolidated results.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

25.	Related party transactions

Transactions with subsidiaries and associates

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows.

	As at and for the three months ended		For the six months ended
($ millions)	April 30 2012	January 31 2012	April 30 2012
Income statement
Net income(1)	$6	$6	$12
Assets
Loans to	563	461	563
Liabilities
Deposits from	325	364	325
Guarantees and commitments	$143	$204	$143
(1)	Comparative amounts have been restated to reflect recent acquisitions.

The Bank manages assets of $1.7 billion (January 31, 2012 – $1.8 billion; October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $1 million (January 31, 2012 – $1 million; October 31, 2011 – $1 million) in fees.

26.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended			For the six months ended
($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Banking
Card revenues	$192	$175	$140	$367	$293
Deposit and payment services	269	253	238	522	477
Credit fees	218	224	209	442	412
Other	113	103	88	216	190
Total banking revenues	$792	$755	$675	$1,547	$1,372
Wealth management
Mutual funds	$282	$270	$292	$552	$403
Brokerage fees	187	178	199	365	347
Investment management and trust	85	80	71	165	136
Total wealth management revenues	$554	$528	$562	$1,082	$886

27.	Revenue from trading operations

The following table presents details of revenue from trading operations.

	For the three months ended			For the six months ended
($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Interest rate and credit	$112	$106	$133	$218	$254
Equities	39	21	(10)	60	10
Commodities	123	110	66	233	158
Foreign exchange	63	57	48	120	103
Other	(19)	28	(21)	9	(16)
Revenue from trading operations	$318	$322	$216	$640	$509

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

28.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Basic earnings per common share
Net income attributable to common shareholders	$1,336	$1,343	$1,528	$2,679	$2,685
Average number of common shares outstanding (millions)	1,134	1,091	1,078	1,112	1,061
Basic earnings per common share(1) (in dollars)	$1.18	$1.23	$1.42	$2.41	$2.53
Diluted earnings per common share
Net income attributable to common shareholders	$1,336	$1,343	$1,528	$2,679	$2,685
Adjustments to net income(2)	8	13	14	24	22
Adjusted income attributable to common shareholders	$1,344	$1,356	$1,542	$2,703	$2,707
Average number of common shares outstanding (millions)	1,134	1,091	1,078	1,112	1,061
Adjustments to average shares(2) (millions)	34	34	35	35	36
Average number of diluted common shares outstanding (millions)	1,168	1,125	1,113	1,147	1,097
Diluted earnings per common share(1) (in dollars)	$1.15	$1.20	$1.39	$2.36	$2.47
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of options or tandem stock appreciation rights were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of including these instruments was $0.02 for the three months ended April 30, 2012 (January 31, 2012 – $0.02; April 30, 2011 – $0.02) and $0.03 for the six months ended April 30, 2012 (April 30, 2011 – $0.03). The calculation also includes the dilutive impact of share-based payment options and tandem stock appreciation rights.

29.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2011.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Scotiabank Second Quarter Report 2012    67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS				CGAAP
Exposure at default(1)	As at					Opening as at
	April 30, 2012			January 31 2012	October 31 2011(2)	November 1 2010(2)
($ millions)	AIRB(2)	Standardized	Total	Total	Total	Total
By exposure sub-type
Non-retail(3)
Drawn(4)	$240,769	$42,540	$283,309	$268,382	$229,384	$201,014
Undrawn commitments	50,630	2,745	53,375	55,081	54,978	59,197
Other exposures(5)	62,317	1,288	63,605	60,944	61,889	56,342
Total non-retail	$353,716	$46,573	$400,289	$384,407	$346,251	$316,553
Retail
Drawn(6)	$115,242	$33,851	$149,093	$147,640	$149,774	$153,412
Undrawn commitments	22,943	–	22,943	22,411	24,605	6,772
Total retail	$138,185	$33,851	$172,036	$170,051	$174,379	$160,184
Total	$491,901	$80,424	$572,325	$554,458	$520,630	$476,737
(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.
(2)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(3)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at April 30, 2012, January 31, 2012, October 31, 2011 and November 1, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since January 31, 2012.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of

April 30, 2012, 56% of the Canadian banking residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the portfolio is 56%.

Retail standardized portfolio

The retail standardized portfolio of $34 billion as at April 30, 2012 (January 31, 2012 – $34 billion, October 31, 2011 – $30 billion, November 1, 2010 – $29 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $18 billion (January 31, 2012 – $18 billion, October 31, 2011 – $17 billion, November 1, 2010 – $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

($ millions)	As at April 30, 2012
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,117	$424	$176	$1,717
Personal and credit cards	420	217	52	689
Business and government	313	155	232	700
Total	$1,850	$796	$460	$3,106
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	As at January 31, 2012
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,218	$466	$170	$1,854
Personal and credit cards	372	195	56	623
Business and government	218	151	530	899
Total	$1,808	$812	$756	$3,376
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

($ millions)	As at October 31, 2011
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,363	$488	$191	$2,042
Personal and credit cards	377	187	55	619
Business and government	226	242	393	861
Total	$1,966	$917	$639	$3,522
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

($ millions)	Opening as at November 1, 2010
	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,403	$466	$202	$2,071
Personal and credit cards	398	207	58	663
Business and government	513	208	389	1,110
Total	$2,314	$881	$649	$3,844
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at April 30, 2012 was $350 million (January 31, 2012 – $314 million, October 31, 2011 – $292 million, November 1, 2010 – $274 million) and were classified as other assets – other.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

Scotiabank Second Quarter Report 2012    69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Contractual maturities

The table below provides detail on the undiscounted contractual cash flows to maturity of all financial and other liabilities.

As at April 30, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$132,047	$39,914	$40,076	$102,348	$6,055	$140,467	$460,907
Acceptances	8,436	187	1	–	–	–	8,624
Obligations related to securities sold short	22,395	–	–	–	–	–	22,395
Derivative financial instruments	–	–	–	–	–	35,053	35,053
Obligations related to securities sold under repurchase agreements	51,217	1,107	1,705	2	–	–	54,031
Subordinated debentures	–	–	–	250	6,646	–	6,896
Capital instrument liabilities	–	–	–	–	2,046	–	2,046
Other liabilities	1,287	321	487	4,665	2,231	24,080	33,071
Total	$215,382	$41,529	$42,269	$107,265	$16,978	$199,600	$623,023

As at January 31, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$123,854	$43,956	$38,938	$98,538	$5,527	$140,796	$451,609
Acceptances	7,808	111	5	–	–	–	7,924
Obligations related to securities sold short	17,139	–	–	–	–	–	17,139
Derivative financial instruments	–	–	–	–	–	41,455	41,455
Obligations related to securities sold under repurchase agreements	43,690	1,209	913	15	–	–	45,827
Subordinated debentures	–	–	–	250	6,680	–	6,930
Capital instrument liabilities	–	–	–	–	2,024	–	2,024
Other liabilities	875	376	364	5,686	1,659	21,050	30,010
Total	$193,366	$45,652	$40,220	$104,489	$15,890	$203,301	$602,918

As at October 31, 2011 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$138,669	$19,241	$34,613	$95,961	$5,137	$127,714	$421,335
Acceptances	8,025	141	6	–	–	–	8,172
Obligations related to securities sold short	15,450	–	–	–	–	–	15,450
Derivative financial instruments	–	–	–	–	–	40,236	40,236
Obligations related to securities sold under repurchase agreements	37,286	810	120	–	–	–	38,216
Subordinated debentures	–	–	–	251	6,672	–	6,923
Capital instrument liabilities	–	–	–	–	2,003	–	2,003
Other liabilities	722	149	396	5,819	958	21,804	29,848
Total	$200,152	$20,341	$35,135	$102,031	$14,770	$189,754	$562,183

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

70    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	April 30, 2012						January 31, 2012		April 30, 2011
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$119	$25	$144	$(56)	$(253)	$(309)	$160	$(240)	$211	$(121)
- 100 bps	(85)	(23)	(108)	(37)	256	219	(145)	167	(233)	67
+ 200 bps	$260	$51	$311	$(164)	$(484)	$(648)	$328	$(504)	$418	$(262)
- 200 bps	(167)	(42)	(209)	(143)	463	320	(250)	180	(442)	161

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at April 30, 2012, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (January 31, 2012 – $35 million, April 30,

2011 – $34 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2012, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $225 million (January 31, 2012 – $223 million, April 30, 2011 – $187 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

Trading portfolio risk management

Market risk arising from the Bank’s trading activities can be aggregated using VaR, Stressed VaR, Incremental Risk and a Comprehensive Risk Charge. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor
	As at	For the three months ended			As at	As at
	April 30 2012	April 30, 2012			January 31 2012	April 30 2011
($ millions)		Average	High	Low
Interest rate	$16.4	$12.0	$16.4	$8.6	$11.3	$10.4
Equities	2.7	3.0	4.7	1.6	3.6	8.9
Foreign exchange	1.2	1.1	2.1	0.6	1.1	1.1
Commodities	2.4	3.0	4.0	2.2	3.8	1.5
Debt specific	11.9	13.8	16.0	11.9	15.3	9.4
Diversification	(15.2)	(14.6)	N/A	N/A	(16.5)	(15.8)
All-Bank VaR	$19.4	$18.3	$20.3	$16.0	$18.6	$15.5
All-Bank Stressed VaR	$36.6	$34.9	$37.5	$32.6	$35.2	$27.7

For regulatory capital purposes, other measures of market risk are calculated effective November 1, 2011. Below are the market risk requirements as at April 30, 2012.

($ millions)
All Bank VaR	$193
All Bank Stressed VaR	418
Incremental Risk Charge	218
Comprehensive Risk Measure	150
CRM Surcharge	132
Standardized Approach	75
Total market risk capital	$1,186	(1)
(1)	Equates to $14.8 billion of risk-weighted assets.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The bulk of the Bank’s market risk capital is determined using models approved by OSFI. A small minority is also generated using the standardised market risk approach.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Hedges

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

	For the three months ended		For the six months ended
($ millions)	April 30 2012	April 30 2011	April 30 2012	April 30 2011
Fair value hedges
Gain (loss) recorded on hedged items	$110	$(48)	$(95)	$186
Gain (loss) recorded on hedging instruments	(94)	61	112	(154)
Ineffectiveness	$16	$13	$17	$32
Cash flow hedges
Ineffectiveness	$–	$11	$2	$37
Net investment hedges
Ineffectiveness	–	–	–	–

Hedged cash flows

The cash flows designated as hedged items are expected to occur as follows:

($ millions)	Within one year	Within one to five years	More than five years
As at April 30, 2012
Cash inflows	$373	$210	$22
Cash outflows	(1,435)	(2,280)	(23)
Net cash flows	$(1,062)	$(2,070)	$(1)
As at January 31, 2012
Cash inflows	$465	$246	$11
Cash outflows	(1,229)	(2,043)	(16)
Net cash flows	$(764)	$(1,797)	$(5)
As at April 30, 2011
Cash inflows	$436	$169	$1
Cash outflows	(1,425)	(2,597)	(29)
Net cash flows	$(989)	$(2,428)	$(28)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates. Foreign currency gains and losses relating to the purchase of a net investment are recognized upon full or partial disposal of the net investment or when it is impaired.

As at April 30, 2012, gains (losses) of $(140) million were reported in accumulated other comprehensive income relating to cash flow hedges (January 31, 2012 – $(202) million; April 30, 2011 – $(250) million). Of these, gains (losses) of $(12) million related to discontinued hedges (January 31, 2012 – $(29) million; April 30, 2011 – $(106) million). The majority of these amounts are expected to be released to the Consolidated Statement of Income over the next 3 years, as appropriate.

(c) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at		Opening as at	For the three months ended			For the six months ended
($ millions)	April 30 2012	January 31 2012	November 1 2010	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Debt and equity investments	$317	$362	$823	$1	$ (6)	$5	$(5)	$10
Deposit note liabilities(2)	118	115	99	(1)	1	–	–	1
(1)	These gain and/or loss amounts are recorded in other operating income-other.
(2)	As at April 30, 2012, the Bank was contractually obligated to pay $116 to the holders of the notes at maturity (January 31, 2012 – $114; October 31, 2011 – $100).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Financial instruments – fair value

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represent their fair value.

	April 30, 2012			January 31, 2012			October 31, 2011
As at ($ millions)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)	Total fair value	Total Carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with banks	$67,622	$67,622	$–	$52,891	$52,891	$–	$45,222	$45,222	$–
Precious metals	10,116	10,116	–	10,810	10,810	–	9,249	9,249	–
Trading assets	94,214	94,214	–	88,086	88,086	–	75,799	75,799	–
Financial assets designated at fair value through profit or loss	317	317	–	362	362	–	375	375	–
Securities purchased under resale agreements	44,473	44,473	–	40,165	40,165	–	34,582	34,582	–
Derivative financial instruments	31,801	31,801	–	37,203	37,203	–	37,322	37,322	–
Investment securities	28,737	28,737	–	30,227	30,227	–	30,176	30,176	–
Loans	350,542	345,066	5,476	347,438	341,226	6,212	332,639	327,573	5,066
Customers’ liability under acceptances	8,624	8,624	–	7,924	7,924	–	8,171	8,171	–
Other assets	8,167	8,167	–	8,783	8,783	–	7,637	7,637	–
Liabilities:
Deposits	462,805	460,907	(1,898)	453,913	451,609	(2,304)	423,201	421,335	(1,866)
Acceptances	8,624	8,624	–	7,924	7,924	–	8,172	8,172	–
Obligations related to securities sold short	22,395	22,395	–	17,139	17,139	–	15,450	15,450	–
Derivative financial instruments	35,053	35,053	–	41,455	41,455	–	40,236	40,236	–
Obligations related to securities sold under repurchase agreements	54,031	54,031	–	45,827	45,827	–	38,216	38,216	–
Subordinated debentures	7,010	6,896	(114)	7,106	6,930	(176)	7,381	6,923	(458)
Capital instrument liabilities	2,244	2,046	(198)	2,214	2,024	(190)	2,191	2,003	(188)
Other liabilities	27,629	27,629	–	25,500	25,500	–	26,546	26,546	–

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at April 30, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$11,864	$–	$11,864
Government issued or guaranteed securities – Canada and the US	27,654	–	–	27,654
Government issued or guaranteed securities – Other	1,077	9,847	–	10,924
Corporate and other debt	–	11,409	54	11,463
Income trusts/funds and hedge funds	–	3,545	1,350	4,895
Corporate equity	27,258	–	135	27,393
	$55,989	$36,665	$1,539	$94,193
Investment securities
Government issued or guaranteed securities – Canada and the US	$10,658	$594	$–	$11,252
Government issued or guaranteed securities – Other	309	5,775	449	6,533
Corporate and other debt	425	5,912	809	7,146
Mortgage backed securities	–	144	–	144
Corporate equity	2,186	174	1,090	3,450
	$13,578	$12,599	$2,348	$28,525
Derivative financial instruments
Interest rate contracts	$15	$19,113	$4	$19,132
Foreign exchange and gold contracts	76	8,528	93	8,697
Equity contracts	620	333	222	1,175
Credit contracts	–	1,251	141	1,392
Other	308	1,090	7	1,405
	$1,019	$30,315	$467	$31,801
Liabilities:
Derivative financial instruments
Interest rate contracts	$13	$18,221	$–	$18,234
Foreign exchange and gold contracts	80	8,299	–	8,379
Equity contracts	984	556	564	2,104
Credit contracts	–	4,654	413	5,067
Other	372	895	2	1,269
	$1,449	$32,625	$979	$35,053
Obligations related to securities sold short	$17,460	$4,935	$–	$22,395

Scotiabank Second Quarter Report 2012    75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$13,631	$–	$13,631
Government issued or guaranteed securities – Canada and the US	23,958	–	–	23,958
Government issued or guaranteed securities – Other	2,964	7,047	–	10,011
Corporate and other debt	–	10,827	100	10,927
Income trusts/funds and hedge funds	–	3,193	1,310	4,503
Corporate equity	25,080	–	145	25,225
	$52,002	$34,698	$1,555	$88,255
Investment securities
Government issued or guaranteed securities – Canada and the US	$11,756	$1,347	$–	$13,103
Government issued or guaranteed securities – Other	275	5,668	265	6,208
Corporate and other debt	297	5,769	891	6,957
Mortgage backed securities	–	166	–	166
Corporate equity	2,295	238	1,026	3,559
	$14,623	$13,188	$2,182	$29,993
Derivative financial instruments
Interest rate contracts	$16	$22,743	$5	$22,764
Foreign exchange and gold contracts	76	10,489	113	10,678
Equity contracts	635	98	156	889
Credit contracts	–	1,376	177	1,553
Other	328	986	5	1,319
	$1,055	$35,692	$456	$37,203
Liabilities:
Derivative financial instruments
Interest rate contracts	$9	$22,029	$–	$22,038
Foreign exchange and gold contracts	81	10,941	–	11,022
Equity contracts	940	717	509	2,166
Credit contracts	–	4,262	492	4,754
Other	349	1,125	1	1,475
	$1,379	$39,074	$1,002	$41,455
Obligations related to securities sold short	$11,467	$5,672	$–	$17,139

	As at October 31, 2011
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$13,607	$–	$13,607
Government issued or guaranteed securities – Canada and the US	16,559	–	–	16,559
Government issued or guaranteed securities – Other	2,563	6,481	–	9,044
Corporate and other debt	–	10,208	–	10,208
Income trusts/funds and hedge funds	–	3,113	1,453	4,566
Corporate equity	22,106	–	84	22,190
	$41,228	$33,409	$1,537	$76,174
Investment securities
Government issued or guaranteed securities – Canada and the US	$12,154	$764	$–	$12,918
Government issued or guaranteed securities – Other	324	5,710	305	6,339
Corporate and other debt	278	5,910	926	7,114
Mortgage backed securities	–	152	–	152
Corporate equity	2,174	153	1,093	3,420
	$14,930	$12,689	$2,324	$29,943
Derivative financial instruments
Interest rate contracts	$14	$20,611	$–	$20,625
Foreign exchange and gold contracts	85	12,505	102	12,692
Equity contracts	820	70	227	1,117
Credit contracts	–	1,514	222	1,736
Other	252	900	–	1,152
	$1,171	$35,600	$551	$37,322
Liabilities:
Derivative financial instruments
Interest rate contracts	$8	$20,169	$–	$20,177
Foreign exchange and gold contracts	107	11,796	–	11,903
Equity contracts	1,116	689	477	2,282
Credit contracts	–	4,201	570	4,771
Other	221	882	–	1,103
	$1,452	$37,737	$1,047	$40,236
Obligations related to securities sold short	$10,150	$5,300	$–	$15,450

76    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Opening as at November 1, 2010
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading securities
Loans	$–	$11,427	$–	$11,427
Government issued or guaranteed securities – Canada and the US	21,293	–	–	21,293
Government issued or guaranteed securities – Other	4,519	4,710	–	9,229
Corporate and other debt	–	10,004	20	10,024
Income trusts/funds and hedge funds	–	–	1,106	1,106
Corporate equity	21,158	–	–	21,158
	$46,970	$26,141	$1,126	$74,237
Investment securities
Government issued or guaranteed securities – Canada and the US	$14,465	$–	$–	$14,465
Government issued or guaranteed securities – Other	–	4,449	500	4,949
Corporate and other debt	–	7,330	485	7,815
Mortgage backed securities	–	766	506	1,272
Corporate equity	1,939	104	567	2,610
	$16,404	$12,649	$2,058	$31,111
Derivative financial instruments
Interest rate contracts	$5	$13,333	$–	$13,338
Foreign exchange and gold contracts	89	10,378	95	10,562
Equity contracts	271	76	365	712
Credit contracts	–	1,248	355	1,603
Other	134	548	11	693
	$499	$25,583	$826	$26,908
Liabilities:
Derivative financial instruments
Interest rate contracts	$3	$13,351	$25	$13,379
Foreign exchange and gold contracts	106	11,717	–	11,823
Equity contracts	277	326	1,372	1,975
Credit contracts	–	2,774	479	3,253
Other	120	881	7	1,008
	$506	$29,049	$1,883	$31,438
Obligations related to securities sold short	$17,685	$3,832	$2	$21,519

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

	As at April 30, 2012
($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities(3)
Balance as at January 31, 2012	$1,555	$(546)	$2,182
Gains (losses) recorded in net income(3)	(9)	(8)	(3)
Gains (losses) recorded in other comprehensive income	–	–	68
Purchases and new transactions	43	32	242
Sales and maturities	(50)	10	(141)
Transfers into/out of Level 3	–	–	–
Balance as at April 30, 2012	$1,539	$(512)	$2,348

	As at January 31, 2012
($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities(3)
Balance as at October 31, 2011	$1,537	$(496)	$2,324
Gains (losses) recorded in net income(3)	28	170	16
Gains (losses) recorded in other comprehensive income	–	–	(39)
Purchases and new transactions	166	(232)	18
Sales and maturities	(60)	12	(137)
Transfers into/out of Level 3	(116)	–	–
Balance as at January 31, 2012	$1,555	$ (546)	$2,182
(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $22 million (January 31, 2012 – $23 million) and a potential loss of $55 million (January 31, 2012 – $58 million). The component of this potential gain that would be recorded through other comprehensive income is $14 million (January 31, 2012 – $15 million) and potential loss is $35 million (January 31, 2012 – $39 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $89 million (January 31, 2012 – $83 million) and a potential net loss of $88 million (January 31, 2012 – $82 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. During the three months ended April 30, 2012, no significant transfers were made into or out of levels 1, 2 or 3. During the three months ended January 31, 2012, trading securities of $116 million were transferred from Level 3 to Level 2.

30.	Business combinations

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (“Banco Colpatria”) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of non-controlling interests for the 49% held by another shareholder. Non-controlling interests was measured at the acquisition date at estimated fair value (excluding its proportionate share of goodwill).

The Bank is in the process of refining and finalizing the fair values of all acquired assets and liabilities for its acquisition of Banco Colpatria, and therefore subsequent adjustments during the measurement period may occur.

78    Scotiabank Second Quarter Report 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Estimated fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with banks	$571
Investment securities	482
Loans	5,595
Other assets	396
$7,044
Liabilities
Deposits	$5,007
Other liabilities	1,612
$6,619
Total identifiable net assets at fair value	$425
Goodwill arising on acquisition	812
Non-controlling interest	(208)
Purchase consideration transferred	$1,029
Purchase consideration transferred was comprised of:
Cash	$511
Common shares	518
$1,029

Since the date of acquisition, Banco Colpatria’s contribution to the Bank was net income of $65 million.

31.	Events after the Consolidated Statement of Financial Position date

Redemption of capital instruments

On May 16, 2012, the Bank announced Scotiabank Capital Trust’s intention to redeem all issued and outstanding Scotiabank Trust Securities – Series 2002-1 at par plus unpaid indicated distributions on June 30, 2012, the redemption date.

Sale of properties

On May 22, 2012, the Bank entered into an agreement to sell 100% of its ownership of a group of buildings in Toronto, Canada, along with the associated land, collectively called Scotia Plaza, to independent parties for a total cash consideration of approximately $1.27 billion. The Bank expects the sale to close before the end of the third quarter.

Dividend declared

The Board of Directors, at its meeting on May 28, 2012, approved a quarterly dividend of 55 cents per common share. This quarterly dividend applies to shareholders of record as of July 3, 2012, and is payable July 27, 2012.

Approval of interim financial statements

On May 28, 2012, the Board of Directors reviewed the April 30, 2012 condensed interim consolidated financial statements and authorized them for use.

32.	First-time adoption of IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The accompanying condensed interim consolidated financial statements for the three and six months ended April 30, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

Scotiabank Second Quarter Report 2012    79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the reconciliation of shareholders’ equity from Canadian GAAP to IFRS with key impacts by standards identified:

Reconciliation of Shareholders’ Equity

			As at		Opening as at
($ millions)	Footnotes	October 31 2011	April 30 2011	January 31 2011	November 1 2010
Total shareholders’ equity under Canadian GAAP		$33,400	$31,358	$28,714	$28,210
First-time adoption	(1)	(1,640)	(1,640)	(1,640)	(1,640)
Consolidation	(2)	683	730	678	721
Financial instruments	(3)	34	302	255	186
Employee benefits	(4)	(157)	(177)	(172)	(190)
Business combinations	(5)	(45)	(41)	(44)	(44)
Other	(6)	(35)	(33)	(15)	(25)
Total adjustments under IFRS		(1,160)	(859)	(938)	(992)
Total shareholders’ equity – IFRS		$32,240	$30,499	$27,776	$27,218

Refer to pages 89 to 94 for explanation of adjustments.

The following notes and tables present reconciliations and provide explanations of how the transition to IFRS has impacted the Bank’s financial position as at November 1, 2010 (opening balance sheet), financial performance for the three and six months ended April 30, 2011 and cash flows.

The reconciliations are presented in two steps:

•

Step 1 changes presentation from Canadian GAAP to IFRS using the Canadian GAAP amounts. The change in presentation for the Consolidated Statement of Financial Position is to reflect the assets and liabilities in the order of liquidity, versus the product-based categorization used for Canadian GAAP. The change in presentation for the Consolidated Statement of Income reflects the core income categories. In addition, the following items have been reclassified under IFRS:

–

net income from investment in associated corporations, which is now presented as a separate category of other operating income. Previously, this was presented as either interest income on securities or mutual fund income depending on the nature of the underlying investments;

–

changes in the fair value of financial instruments used for asset/liability management purposes are now presented in other operating income. Previously, this was reported as interest income/expense; and

–	net interest income from trading operations has been reclassified to revenue from trading operations.

There are no changes in values.

•	Step 2 reflects the reclassification and remeasurement adjustments to the Canadian GAAP amounts by IFRS standard to arrive at the IFRS financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Financial Position

Step 1 – Change in presentation

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Assets							Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,730	$(3,730	)(a)
Interest-bearing deposits with banks	35,800	–		$3,730	(a)	$39,530	Cash and deposits with banks
Precious metals	6,497	–		–		6,497	Precious metals
							Trading assets
Securities
Trading	64,684	(2,764	)(b)	–		61,920	Securities
Available-for-sale	47,228	(47,228	)(c)
				9,329	(e)	9,329	Loans
Equity accounted investments	4,651	(4,651	)(d)
				2,764	(b)
				2,098	(e)

				4,862		4,862	Financial assets designated at fair value through profit or loss
Securities purchased under resale agreements	27,920	–		–		27,920	Securities purchased under resale agreements
				26,852	(f)	26,852	Derivative financial instruments
				47,228	(c)	47,228	Investment securities
Loans							Loans
Residential mortgages	120,482	–		–		120,482	Residential mortgages
Personal and credit cards	62,548	–		–		62,548	Personal and credit cards
Business and government	103,981	(11,427	)(e)	–		92,554	Business and government
Allowance for credit losses	2,787	–		–		2,787	Allowance for credit losses
Other							Other
Customers’ liability under acceptances	7,616	–		–		7,616	Customers’ liability under acceptances
Derivative instruments	26,852	(26,852	)(f)
Land, buildings and equipment	2,450	–		–		2,450	Property and equipment
				4,651	(d)	4,651	Investments in associates
Goodwill	3,050	–		589	(g)	3,639	Goodwill and other intangible assets
Other intangible assets	589	(589	)(g)
				2,219	(h)	2,219	Deferred tax assets
Other assets	11,366	(2,219	)(h)	–		9,147	Other assets
Total assets	$526,657	$ (99,460)		$99,460		$526,657	Total assets

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

Scotiabank Second Quarter Report 2012    81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Liabilities and Shareholders’ equity							Liabilities
Deposits							Deposits
Personal	$128,850	–		–		$128,850	Personal
Business and government	210,687	$(2	)(i)	–		210,685	Business and government
Banks	22,113	–		–		22,113	Banks
Other							Other
Acceptances	7,616	–		–		7,616	Acceptances
Obligations related to securities sold under repurchase agreements	40,286	(40,286	)(j)
Obligations related to securities sold short	21,519	–		–		21,519	Obligations related to securities sold short
Derivative instruments	31,990	–		–		31,990	Derivative financial instruments
				$40,286	(j)	40,286	Obligations related to securities sold under repurchase agreements
Other liabilities	28,947	(28,947	)(k)
Subordinated debentures	5,939	–		–		5,939	Subordinated debentures
Capital instrument liabilities	500	–		–		500	Capital instrument liabilities
				28,947	(k)
				2	(i)

				28,949		28,949	Other liabilities
Shareholders’ equity							Equity
Preferred shares	3,975	(3,975	)(l)
Common shareholders’ equity							Common equity
Common shares and contributed surplus	5,775	(25	)(m)	–		5,750	Common shares
Retained earnings	21,932	–		–		21,932	Retained earnings
Accumulated other comprehensive income (loss)	(4,051)	–		–		(4,051)	Accumulated other comprehensive income (loss)
				25	(m)	25	Other reserves
				3,975	(l)	3,975	Preferred shares
							Non-controlling interests
Non-controlling interests in subsidiaries	579	–		–		579	Non-controlling interests in subsidiaries
						–	Capital instrument equity holders
Total liabilities and shareholders’ equity	$526,657	$(73,235)		$73,235		$526,657	Total liabilities and equity

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	Canadian GAAP balance under IFRS presentation	First-time adoption of IFRS	Consolidation	Financial instruments	Employee benefits	Business combinations	Other	IFRS
As at November 1, 2010 Footnote		(1)	(2)	(3)	(4)	(5)	(6)
Assets
Cash and deposits with banks	$39,530	$701	–	–	–	–	–	$40,231
Precious metals	6,497	–	–	–	–	–	–	6,497
Trading assets
Securities	61,920	–	$67	–	–	–	–	61,987
Loans	9,329	2,098	–	–	–	–	–	11,427
Financial assets designated at fair value through profit or loss	4,862	(4,039)	–	–	–	–	–	823
Securities purchased under resale agreements	27,920	–	–	–	–	–	–	27,920
Derivative financial instruments	26,852	9	47	–	–	–	–	26,908
Investment securities	47,228	(16,395)	304	$244	–	–	–	31,381
Loans
Residential mortgages	120,482	31,844	–	–	–	$(2)	–	152,324
Personal and credit cards	62,548	–	983	–	–	–	–	63,531
Business and government	92,554	813	1,444	–	–	–	–	94,811
Allowance for credit losses	2,787	–	–	(157)	–	–	–	2,630
Other
Customers’ liability under acceptances	7,616	–	–	–	–	–	–	7,616
Property and equipment	2,450	–	–	–	–	(6)	$(46)	2,398
Investments in associates	4,651	–	(37)	–	–	–	21	4,635
Goodwill and other intangible assets	3,639	–	–	–	–	22	–	3,661
Deferred tax assets	2,219	567	176	(61)	$58	4	13	2,976
Other assets	9,147	(1,380)	(279)	8	(3)	(20)	1	7,474
Total assets	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970
Liabilities
Deposits
Personal	$128,850	–	–	–	–	–	–	$128,850
Business and government	210,685	$23,661	$(997)	–	–	–	–	233,349
Banks	22,113	–	–	–	–	–	–	22,113
Other
Acceptances	7,616	–	–	–	–	–	–	7,616
Obligations related to securities sold short	21,519	–	–	–	–	–	–	21,519
Derivative financial instruments	31,990	(552)	–	–	–	–	–	31,438
Obligations related to securities sold under repurchase agreements	40,286	(7,498)	–	–	–	–	–	32,788
Subordinated debentures	5,939	–	1,000	–	–	–	–	6,939
Capital instrument liabilities	500	–	1,915	–	–	–	–	2,415
Other liabilities	28,949	247	66	$162	$245	$42	$14	29,725
Equity
Common equity
Common shares	5,750	–	–	–	–	–	–	5,750
Retained earnings	21,932	(5,798)	(270)	6	(178)	(43)	35	15,684
Accumulated other comprehensive income (loss)	(4,051)	4,164	35	180	–	–	(59)	269
Other reserves	25	–	–	–	–	–	–	25
Preferred shares	3,975	–	–	–	–	–	–	3,975
Non-controlling interests
Non-controlling interests in subsidiaries	579	(6)	–	–	(12)	(1)	(1)	559
Capital instrument equity holders	–	–	956	–	–	–	–	956
Total liabilities and equity	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970

Refer to pages 89 to 94 for an explanation of adjustments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Income

Step 1 – Change in presentation

($ millions)	For the three months ended April 30, 2011
Canadian GAAP presentation	Canadian GAAP balance	From		To		Canadian GAAP balances under IFRS presentation	IFRS presentation
							Revenue
Interest income	$4,634	$(1,008	)(a)			$3,626	Interest income
Interest expense	2,420	69	(b)	$(925	)(a)	1,564	Interest expense
Net interest income	2,214					2,062	Net interest income
Provision for credit losses	262	(262	)(c)
Total other income	2,303	(2,303	)(d)
				1,564	(d)	1,564	Fee and commission revenues
				49	(d)	49	Fee and commission expenses
						1,515	Net fee and commission revenues
							Other operating income
				10	(b)
				210	(d)

				220		220	Revenue from trading operations
				89	(d)	89	Net gain on investment securities

				73	(a)
				27	(d)

				100		100	Net income from investments in associated corporations
				54	(d)	54	Insurance underwriting income, net of claims

				10	(a)
				59	(b)
				408	(d)

				477		477	Other
						940	Total other operating income
						4,517	Total revenue
				262	(c)	262	Provision for credit losses
Non-interest expenses	2,378					2,378	Operating expenses
Provision for income taxes	334					334	Income tax expense
Net income	$1,543	$(3,118)		$3,118		$1,543	Net income

(a)	Split out from interest income ($1,008) to interest expense ($925), net income from investments in associated corporations ($73) and other operating income – other ($10).
(b)	Split out from interest expense ($69) to revenue from trading operations ($10) and other operating income – other ($59).
(c)	Moved to a different line order.
(d)	Split out from other income ($2,303) to fee and commission revenues ($1,564), fee and commission expenses ($49), revenue from trading operations ($210), net gain on investment securities ($89), net income from investments in associated corporations ($27), insurance underwriting income, net of claims ($54) and other operating income – other ($408).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the three months ended April 30, 2011
	Canadian GAAP balance under IFRS presentation	Consolidation	Securitization	Employee Benefits	Effect of changes in FX rates	Hyper- inflationary economies	Share- based payments	Other	IFRS presentation
Footnote		(2)	(3)	(4)	(6)	(6)	(6)	(6)
Revenue
Interest income	$3,626	$16	$170	$–	$–	$–	$–	$–	$3,812
Interest expense	1,564	(5)	117	–	–	–	–	–	1,676
Net interest income	2,062	21	53	–	–	–	–	–	2,136
Fee and commission revenues	1,564	(3)	–	–	16	–	–	(1)	1,576
Fee and commission expenses	49	–	–	–	–	–	–	–	49
Net fee and commission revenues	1,515	(3)	–	–	16	–	–	(1)	1,527
Other operating income
Revenue from trading operations	220	10	(2)	–	(12)	–	–	–	216
Net gain on investment securities	89	(3)	2	–	–	–	–	–	88
Net income from investments in associated corporations	100	(3)	–	–	–	(1)	–	2	98
Insurance underwriting income, net of claims	54	–	–	–	–	–	–	–	54
Other	477	14	(74)	4	102	–	–	(3)	520
Total other operating income	940	18	(74)	4	90	(1)	–	(1)	976
Total revenue	4,517	36	(21)	4	106	(1)	–	(2)	4,639
Provision for credit losses	262	–	8	–	–	–	–	–	270
Operating expenses	2,378	2	(7)	20	–	–	(1)	3	2,395
Income tax expense	334	4	(6)	(4)	29	–	–	(4)	353
Net income	$1,543	$30	$(16)	$(12)	$77	$(1)	$1	$(1)	$1,621

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Reconciliation of the Consolidated Statement of Income

Step 1 – Change in presentation

($ millions)	For the six months ended April 30, 2011
Canadian GAAP presentation	Canadian GAAP balance	From		To		Canadian GAAP balances under IFRS presentation	IFRS presentation
							Revenue
Interest income	$9,147	$(1,765	)(a)			$7,382	Interest income
Interest expense	4,633	111	(b)	$(1,592	)(a)	3,152	Interest expense
Net interest income	4,514					4,230	Net interest income
Provision for credit losses	531	(531	)(c)
Total other income	4,128	(4,128	)(d)
				2,881	(d)	2,881	Fee and commission revenues
				98	(d)	98	Fee and commission expenses
						2,783	Net fee and commission revenues
							Other operating income
				18	(b)
				442	(d)

				460		460	Revenue from trading operations
				115	(d)	115	Net gain on investment securities

				142	(a)
				79	(d)

				221		221	Net income from investments in associated corporations
				133	(d)	133	Insurance underwriting income, net of claims

				31	(a)
				93	(b)
				576	(d)

				700		700	Other
						1,629	Total other operating income
						8,642	Total revenue
				531	(c)	531	Provision for credit losses
Non-interest expenses	4,664					4,664	Operating expenses
Provision for income taxes	704					704	Income tax expense
Net income	$2,743	$(5,473)		$5,473		$2,743	Net income

(a)	Split out from interest income ($1,765) to interest expense ($1,592), net income from investments in associated corporations ($142) and other operating income – other ($31).
(b)	Split out from interest expense ($111) to revenue from trading operations ($18) and other operating income – other ($93).
(c)	Moved to a different line order.
(d)	Split out from other income ($4,128) to fee and commission revenues ($2,881), fee and commission expenses ($98), revenue from trading operations ($442), net gain on investment securities ($115), net income from investments in associated corporations ($79), insurance underwriting income, net of claims ($133) and other operating income – other ($576).

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Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the six months ended April 30, 2011
	Canadian GAAP balance under IFRS presentation	Consolidation (2)	Securitization (3)	Employee Benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Revenue
Interest Income	$7,382	$31	$354	$–	$–	$–	$–	$–	$7,767
Interest expense	3,152	(12)	238	–	–	–	–	–	3,378
Net interest income	4,230	43	116	–	–	–	–	–	4,389
Fee and commission revenues	2,881	(9)	–	–	(4)	–	–	1	2,869
Fee and commission expenses	98	–	–	–	–	–	–	–	98
Net fee and commission revenues	2,783	(9)	–	–	(4)	–	–	1	2,771
Other operating income
Revenue from trading operations	460	21	40	–	(12)	–	–	–	509
Net gain on investment securities	115	(6)	3	–	–	–	–	–	112
Net income from investments in associated corporations	221	(4)	–	–	–	(6)	–	1	212
Insurance underwriting income, net of claims	133								133
Other	700	6	(207)	6	160	–	–	(4)	661
Total other operating income	1,629	17	(164)	6	148	(6)	–	(3)	1,627
Total revenue	8,642	51	(48)	6	144	(6)	–	(2)	8,787
Provision for credit losses	531	–	14	–	–	–	–	–	545
Operating expenses	4,664	3	(9)	1	–	–	(15)	–	4,644
Income tax expense	704	3	(14)	1	39	–	–	(5)	728
Net income	$2,743	$45	$(39)	$4	$105	$(6)	$15	$3	$2,870

Reconciliation of Canadian GAAP net income to IFRS net income

		For the three months ended	For the six months ended
($ millions)	Footnotes	April 30, 2011(a)	April 30, 2011(a)
Net income under Canadian GAAP		$1,543	$2,743
Adjustments under IFRS:
Consolidation	(2)	30	45
Securitization	(3)	(16)	(39)
Employee benefits	(4)	(12)	4
Effect of changes in FX rates	(6)	77	105
Hyperinflationary economies	(6)	(1)	(6)
Share-based payments	(6)	1	15
Other	(6)	(1)	3
Total adjustments to net income		78	127
Net income under IFRS		$1,621	$2,870
(a)	Canadian GAAP balances have been reclassified to conform with the presentation in the Bank’s 2011 Annual Report. Refer to Note 1 of the Bank’s 2011 Annual Report for the impact of the changes in accounting standards. There are no step 1 changes related to other comprehensive income.

Refer to pages 89 to 94 for an explanation of adjustments.

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Reconciliation of Consolidated Statement of Comprehensive Income

	For the three months ended April 30, 2011
($ millions) Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$1,543	$30	$(16)	$(12)	$77	$(1)	$1	$(1)	$1,621
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains (losses)	(760)	7	–	4	(40)	(6)	–	(23)	(818)
Net change in unrealized gains (losses) on investment securities	59	13	62	–	(41)	–	–	(1)	92
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	37	–	–	–	–	–	–	(1)	36
Other comprehensive income (loss), net of taxes	(664)	20	62	4	(81)	(6)	–	(25)	(690)
Comprehensive income	$879	$50	$46	$(8)	$(4)	$(7)	$1	$(26)	$931

	For the six months ended April 30, 2011
($ millions) Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$2,743	$45	$(39)	$4	$105	$(6)	$15	$3	$2,870
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains (losses)	(1,083)	10	–	6	(43)	(20)	–	(29)	(1,159)
Net change in unrealized gains (losses) on investment securities	(41)	22	154	–	(56)	–	–	(1)	78
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	108	–	–	–	–	–	–	(1)	107
Other comprehensive income (loss), net of taxes	(1,016)	32	154	6	(99)	(20)	–	(31)	(974)
Comprehensive income	$1,727	$77	$115	$10	$6	$(26)	$15	$(28)	$1,896

Reconciliation of Comprehensive Income

		For the three months ended	For the six months ended
($ millions)	Footnotes	April 30, 2011	April 30, 2011
Comprehensive income – Canadian GAAP		$ 879	$ 1,727
Consolidation	(2)	50	77
Financial instruments	(3)	46	115
Employee benefits	(4)	(8)	10
Effect of change in FX rates	(6)	(4)	6
Hyperinflationary economies	(6)	(7)	(26)
Share-based payments	(6)	1	15
Other	(6)	(26)	(28)
Total adjustment to comprehensive income		52	169
Comprehensive income – IFRS		$ 931	$ 1,896

Refer to pages 89 to 94 for an explanation of adjustments.

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Explanation of significant adjustments from Canadian GAAP to IFRS

1. IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) – Optional exemptions and mandatory exceptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions.

a) Optional exemptions

The Bank elected to take the following optional exemptions available under IFRS 1 at November 1, 2010, the transition date. The impact of the Bank’s elections with respect to the optional exemptions under IFRS is discussed below.

Employee benefits

The Bank elected to recognize all cumulative unamortized actuarial losses for employee defined benefit plans at the transition date against retained earnings, instead of retrospective restatement. The impact of this election on transition was a decrease of $1,037 million in other assets, an increase of $395 million in other liabilities and a decrease of $1,432 million in equity.

Cumulative translation differences

The Bank elected to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS, instead of retrospectively recalculating the impact under IFRS. As a result, cumulative translation losses of $4,507 million were reclassified from accumulated other comprehensive income (AOCI) to retained earnings within equity on November 1, 2010.

Designation of previously recognized financial instruments

The Bank reclassified and redesignated certain financial assets at the date of transition as follows:

•

Corporate loans of $2,098 million previously designated under the fair value option under Canadian GAAP were reclassified to the held-for-trading loans category under IFRS. Canadian GAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

The following exemptions were also elected that did not have an impact on the Bank’s opening balance sheet.

Business combinations

The Bank has elected to not restate any business combinations prior to November 1, 2010.

Deemed cost

The Bank has elected not to remeasure items of land, buildings and equipment or investment property at fair value on the transition date.

Leases

The Bank has elected not to reassess its determinations made under Canadian GAAP regarding whether an agreement contains a lease.

Fair value measurement of financial assets or financial liabilities at initial recognition

The Bank prospectively applied the guidance in IAS 39, Financial Instruments: Recognition and Measurement, as this guidance is substantially aligned with Canadian GAAP. This guidance relates specifically to financial assets or financial liabilities initially recognized at fair value, where the fair value is established through valuation techniques.

Share-based payments

The Bank is not required to apply IFRS 2, Share-based Payment (IFRS 2), to equity instruments that were granted prior to November 7, 2002. The Bank is also not required to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the transition date. The Bank has elected to apply both of these exemptions.

Insurance contracts

The Bank applied IFRS 4, Insurance Contracts, prospectively for reporting periods beginning on or after January 1, 2005. In addition, the Bank continued with its existing insurance accounting policies under IFRS.

Borrowing costs

The Bank will prospectively capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as prescribed by IFRS. Under Canadian GAAP, the Bank’s accounting policy was to expense these costs as incurred.

b) Mandatory exceptions

The impact of the mandatory exceptions under IFRS are noted below.

Securitization

The Bank has applied the IFRS derecognition requirements retrospectively to January 1, 2004.

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Application of the derecognition criteria has resulted in:

•

Recognition of cash equivalents, mortgages, AFS securities, other assets, funding liability and derecognition of swaps and other liabilities. Cash and cash equivalents increased by $0.7 billion, residential mortgages increased by $14 billion, AFS securities increased by $0.8 billion and deferred taxes and other assets increased by $0.1 billion. In addition, customer deposits increased by $23.7 billion, obligations related to securities sold under repurchase agreements decreased by $7.5 billion, and derivatives and other liabilities decreased by $0.7 billion.

•

Reclassification of MBS securities retained from AFS securities to residential mortgages. Residential mortgages increased by $17.8 billion, AFS securities decreased by $18.3 billion, deferred tax assets increased by $0.1 billion and AOCI reduced by $0.4 billion.

•

Securities designated as trading using fair value option requirements no longer meeting the criteria for fair value option resulting in a reclassification. AFS securities increased by $1.9 billion with a corresponding decrease in fair value option securities.

In aggregate, retained earnings increased by $140 million and AOCI decreased by $336 million in relation to the AFS securities, resulting in a decrease in total equity of $196 million.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies under Canadian GAAP qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase to business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that existed at the date of estimation.

2. Consolidation

Under IFRS, an entity, including a special purpose entity (SPE) is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

Canadian GAAP determines consolidation of an entity using two different frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.

The differences in the criteria for consolidation between IFRS and Canadian GAAP have resulted in certain SPEs being consolidated under IFRS that were not previously consolidated under Canadian GAAP.

As a result of the differences in criteria, certain SPEs are consolidated under IFRS that were not consolidated under Canadian GAAP. The resulting overall impact on the Bank’s financial position is reflected below.

($ millions) Increase/(Decrease)			As at November 1, 2010
Entity	Assets	Liabilities	Retained earnings	AOCI	NCI-capital instrument equity holders
Bank funding vehicles
Consolidation of trusts	$(121)	$(127)	$6	$–	$–
Liabilities & equity	–	(956)	–	–	956
	(121)	(1,083)	6	–	956
Multi-seller conduit	2,951	3,084	(168)	35	–
Other	(125)	(17)	(108)	–	–
Total	$2,705	$1,984	$(270)	$35	$956

AOCI = Accumulated Other Comprehensive Income

NCI = Non-controlling interests

Bank funding vehicles

The Bank issues certain of its regulatory capital instruments through trusts that were not consolidated under Canadian GAAP. The trusts’ deposits with the Bank were included under deposits on the Bank’s Consolidated Balance Sheet under Canadian GAAP. Under IFRS, these trusts are consolidated. The impact of consolidation is a reduction of business and government deposits ($1.1 billion), an increase to subordinated debentures ($1.0 billion), and a reduction in assets of $121 million mainly from the elimination of intercompany balances between the Bank and the trusts, and an increase to retained earnings of $6 million.

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In addition, certain capital instruments issued by these trusts have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instruments, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trusts’ instruments with these equity-based features are classified, in whole or in part as applicable, as non-controlling interests – capital instruments equity holders. The combined impact of consolidation and the reclassification of these instruments was a reduction of business and government deposits ($2.9 billion), an increase to capital instrument liabilities ($1.9 billion), an increase of $29 million to other liabilities and an increase of $956 million to non-controlling interests – capital instrument equity holders.

Multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit was consolidated on transition to IFRS as the Bank meets the control criteria under IFRS. The consolidation of this conduit increased assets by approximately $3.0 billion, comprised primarily of loans and AFS securities, and liabilities by approximately $3.1 billion, comprised primarily of business and government deposits. A net decrease to retained earnings of $168 million and an increase of $35 million to AOCI was also recorded.

Other

Due to the consolidation of certain other SPEs, the underlying variable of a financial guarantee changed causing it to be classified as a derivative instrument. The financial guarantee was recorded at amortized cost under Canadian GAAP and is recorded at fair value under IFRS. The resulting impact was a decrease in assets of $125 million, a decrease in liabilities of $17 million, and a corresponding decrease to retained earnings of $108 million.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $30 million, $45 million, and $73 million, respectively, as a result of consolidating Bank funding vehicles, multi-seller conduits and other SPEs under IFRS.

3. Financial instruments

Loan loss provisions

IFRS requires that provisions on undrawn commitments be presented in other liabilities on the Bank’s balance sheet, whereas under Canadian GAAP, these provisions were presented in the allowance for credit losses. As a result, under IFRS, $157 million was reclassified from allowance for credit losses to other liabilities.

Canadian GAAP requires the cessation of the accrual of interest income on any loans identified as being impaired. Under

Canadian GAAP, the Bank classified certain non-performing loans as impaired but no allowance was recorded against the loans due to the adequacy of collateral or security. Under IFRS, a loan is considered not to be impaired if there is no allowance recorded against it, and interest income continues to be accrued and recognized using the original effective interest rate. A net increase of $6 million was recorded in retained earnings, offset by an increase in other assets of $8 million and a reduction to deferred tax assets of $2 million as a result of this remeasurement.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $nil, $nil, and $2 million, respectively, as a result of adopting IFRS.

Securities carried at cost

IFRS requires that all AFS securities be measured at fair value, whereas Canadian GAAP permits equity securities not quoted in an active market to be measured at cost. On transition, an increase to the fair value adjustment of investment securities of $244 million has resulted in a corresponding increase in AOCI of $180 million, a decrease in deferred tax assets of $59 million and an increase in deferred tax liabilities of $5 million.

Securitization

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantially transferred. As a result of the differences in the derecognition criteria between IFRS and Canadian GAAP, the Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria under IFRS. Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), classified as AFS securities on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $16 million, $39 million, and $97 million, respectively, as a result of adopting IFRS.

4. Employee benefits

IFRS requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. Under IFRS, actuarial gains and losses may either be:

•	Deferred and amortized, subject to certain provisions (corridor approach);

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•	Immediately recognized in profit or loss; or
•	Immediately recognized in other comprehensive income without subsequent recycling to income.

Under Canadian GAAP, the Bank followed the corridor approach in recognizing actuarial gains and losses under its defined benefit plans. The Bank has adopted the corridor approach under IFRS.

Furthermore, under IFRS, the defined benefit obligation and plan assets are measured at the balance sheet date while under Canadian GAAP, the Bank applied a measurement date of two or three months prior to the financial reporting date. IFRS also requires the use of fair value for determining the expected return on plan assets. The Bank used a market-related value under Canadian GAAP.

IFRS will result in different values for plan assets and benefit obligations due to changes in actuarial assumptions applicable for different measurement dates. In addition, the use of fair value versus market-related value will also result in different plan asset values. Plan asset values and benefit obligations impact future employee benefit expenses.

The impact on the Bank’s opening balance sheet for measurement differences between IFRS and Canadian GAAP is an increase in assets of $55 million, an increase in other liabilities of $245 million and a decrease in retained earnings of $178 million and non-controlling interests in subsidiaries of $12 million.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $12 million, increased by $4 million, and increased by $25 million, respectively, as a result of adopting IFRS.

5. Business combinations

The business combinations model under IFRS represents a fair value model of accounting which is substantially converged with Canadian GAAP that the Bank early adopted on November 1, 2010. Although the Bank elected to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS which are not grandfathered under the IFRS 1 election.

The impact of these adjustments to the Bank’s opening balance sheet was a reduction to equity of $44 million, a decrease in assets of $2 million and an increase in liabilities of $42 million, primarily as a result of recognizing contingent consideration at fair value.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $nil, $nil, and $1 million, respectively, as a result of adopting IFRS.

6. Other

There are a number of other implications of adopting IFRS that individually were not significant and are summarized below.

Investment property

IFRS requires that property held to earn rental income or for capital appreciation purposes should be classified separately as investment property under IFRS. Under Canadian GAAP, this property was classified as land, buildings and equipment. As a result, $255 million was reclassified from land, buildings and equipment to property and equipment on the Bank’s opening balance sheet under IFRS.

Property and equipment

IFRS requires a more granular level of assessment of components of property and equipment with each major component depreciated separately over its estimated useful life. The impact of this remeasurement for certain components of buildings on transition was a reduction in the property and equipment balance of $46 million, an increase to deferred tax assets of $12 million and a reduction to retained earnings of $34 million.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $nil, $nil, and $1 million, respectively, as a result of adopting IFRS.

The effects of changes in foreign exchange rates

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment in which the entity operates. IFRS distinguishes primary factors to be considered in determining the functional currency of foreign operations while Canadian GAAP does not place any priority on any factors for consideration. This has resulted in a change in functional currency of certain subsidiaries on transition to IFRS.

Due to changes in functional currencies of certain subsidiaries on transition to IFRS, a transition adjustment was required to record the cumulative foreign exchange impact on certain AFS equity securities and the related funding liability, resulting in a decrease of $51 million in AOCI and an increase of $51 million in retained earnings.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP increased by $77 million, $105 million, and $64 million, respectively, as a result of adopting IFRS. This was due to changes in the functional currencies of certain subsidiaries and the changes to the related net investment hedges.

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Financial reporting in hyperinflationary economies

Under IFRS, if the functional currency of a foreign operation is hyperinflationary, then purchasing power adjustments are made to the financial statements of the foreign operation prior to translation. The impact from this remeasurement was an increase of $32 million to investments in associates with an offsetting increase to retained earnings and AOCI.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $1 million, $6 million, and $17 million, respectively, as a result of adopting IFRS.

Share-based payments

IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability as compared to intrinsic value under Canadian GAAP. This results in measurement differences between IFRS and Canadian GAAP. Furthermore, under IFRS, forfeitures are required to be estimated on the grant date and included in the measurement of the liability. However, under Canadian GAAP, forfeitures may be recognized either as they occur, or estimated on initial recognition. The Bank previously recognized forfeitures as they occurred.

As a result of the difference in measurement bases between IFRS (fair value) and Canadian GAAP (intrinsic value), the resulting adjustment for awards that had not settled on transition date was a decrease to retained earnings of $21 million, a decrease to deferred tax assets of $1 million and an increase in other liabilities of $20 million.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $1 million, $15 million, and $10 million, respectively, as a result of adopting IFRS.

Income taxes

Under IFRS, income tax relating to items charged or credited directly to other comprehensive income or equity, is charged or credited directly to those same balance sheet accounts regardless of the period in which the income tax is recognized. On transition, this resulted in an increase of $18 million in retained earnings and a related decrease in AOCI.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was increased by $4 million, $6 million, and $9 million, respectively, as a result of adopting IFRS.

Interests in joint ventures

IFRS provides two acceptable methods to account for interests in joint ventures: proportionate consolidation or the equity method instead of only proportionate consolidation under

Canadian GAAP. The Bank has elected to apply the equity method of accounting to all of its joint ventures. On transition, the Bank recorded a decrease of $13 million in other liabilities with offsetting decreases in investments in associates of $11 million and other assets of $2 million.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Insurance contracts

IFRS requires the presentation of reinsurance transactions on a gross basis. This resulted in an increase of $5 million to other assets and other liabilities on the Consolidated Statement of Financial Position as at November 1, 2010.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Customer loyalty programs

IFRS applies a revenue approach to account for customer loyalty programs, which requires a portion of the revenue earned at the time of the transaction to be deferred, as compared to a liability approach under Canadian GAAP. As a result, on transition, other liabilities increased by $1 million with an offsetting decrease to retained earnings.

For the three and six months ended April 30, 2011 and for the year ended October 31, 2011, net income under Canadian GAAP was decreased by $3 million, $1 million, and increased by $2 million, respectively, as a result of adopting IFRS.

Impairment of goodwill

IFRS uses a one-step approach for impairment testing of non-financial assets by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Canadian GAAP however uses a two-step approach for impairment testing: first comparing an asset’s carrying value with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing the asset’s carrying value with its fair value.

IFRS requires that goodwill be allocated and tested for impairment at the level of cash-generated units (CGU) or group of CGUs. Under IFRS, each CGU or group of CGUs to which goodwill is allocated should represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The Bank has concluded the level at which goodwill is tested under IFRS is the same as under Canadian GAAP. Goodwill was tested for impairment upon transition to IFRS on November 1, 2010 and no impairment was determined.

Scotiabank Second Quarter Report 2012    93

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Impact on regulatory capital

The impact of the IFRS adjustments to the Bank’s regulatory capital ratios is a decline of approximately 77 basis points on the Bank’s Tier 1 capital ratio and an increase of 0.9 to the assets-to-capital multiple. The Office of the Superintendent of Financial Institutions (OSFI) has allowed financial institutions to elect to take the impact over five quarters. The Bank has elected to phase in the impact over five quarters.

Effect of IFRS adoption for the Consolidated Statement of Cash Flows

Material adjustments to the statement of cash flows for 2011

In accordance with IAS 7, Statement of Cash Flows, interest paid and income taxes paid have been moved into the body of the Consolidated Statement of Cash Flows, whereas they were previously disclosed as supplementary information. In addition, loans and deposits are now classified as operating activities from investing activities and financing activities, respectively. There were no other material differences between the Consolidated Statement of Cash Flows presented under IFRS and the Consolidated Statement of Cash Flows presented under previous Canadian GAAP.

94    Scotiabank Second Quarter Report 2012

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Annual Meeting date for fiscal 2012

The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2012, will be held in Halifax, Nova Scotia, on Tuesday, April 9, 2013.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 29, 2012, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 29, 2012, to June 13, 2012, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4487931#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344

Fax: (416) 866-4988

E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Scotiabank Second Quarter Report 2012    95